The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156619

Subject to Completion

Preliminary Prospectus Supplement, dated September 6, 2011

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 8, 2009)

Enbridge Energy Partners, L.P.

$                 % Notes due

$             5.50% Notes due 2040

The notes due              will bear interest at the rate of         % per year and will mature on                     ,         . Interest on the notes due                      is payable on                     and                      of each year, beginning on                 , 2012.

The notes due 2040 will bear interest at the rate of 5.50% per year and will mature on September 15, 2040. Interest on the notes due 2040 is payable on March 15 and September 15 of each year, beginning on March 15, 2012. The notes due 2040 offered hereby are a further issuance of the $400 million aggregate principal amount of 5.50% Notes due 2040 issued by us on September 13, 2010 (referred to herein as the “existing 2040 notes”) and will be fully fungible with, rank equally in right of payment with and form a part of the same series as the existing 2040 notes for all purposes under the governing indenture. The notes due 2040 offered hereby will have the same CUSIP number assigned to the existing 2040 notes.

We may redeem some or all of each series of notes at our option at any time and from time to time prior to their maturity. The redemption prices are discussed under the caption “Description of Notes—Optional Redemption” beginning on page S-17.

Each series of notes will be our unsecured senior obligations. If we default, your right to payment under the notes will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness.

We have not listed the existing 2040 notes, and we do not intend to list either series of notes on any securities exchange.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note due	Total	Per Note due 2040	Total
Public Offering Price(1)%		$	%	$
Underwriting discounts and commissions	%	$	%	$
Proceeds, before expenses, to Enbridge Energy Partners, L.P.	%	$	%	$

(1)	Plus accrued interest, if any, from September , 2011, if settlement occurs after that date.

The underwriters expect to deliver the notes through the book-entry facilities of The Depository Trust Company against payment in New York, New York on or about September     , 2011.

Joint Book-Running Managers

Citigroup	RBS	Wells Fargo Securities

The date of this prospectus supplement is September     , 2011

Enbridge Energy Partners, L.P. Systems Map

This map depicts some Enbridge Inc. assets to provide an understanding of how they connect with certain Enbridge Energy Partners, L.P. systems. Enbridge Inc. is the ultimate parent company of Enbridge Energy Company, Inc., the general partner of Enbridge Energy Partners, L.P.

Extended Settlement

The underwriters expect to deliver both series of notes to purchasers on or about September     , 2011, which is the seventh business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes of either series offered hereby at any time prior to three business days before the notes offered hereby are delivered will be required, because the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade any notes offered hereby before their delivery, you should consult your own advisors.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes our business, the terms of this notes offering and certain terms of the notes. The second part, the accompanying prospectus, describes certain terms of the indenture under which the notes will be issued and gives more general information, some of which may not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus made available by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of the notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or in the documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

As used in this prospectus supplement and the accompanying prospectus, “we,” “us,” “our” and “Enbridge Partners” mean Enbridge Energy Partners, L.P. and, where the context requires, include our operating subsidiaries. In addition, we refer to Enbridge Energy Management, L.L.C., which manages and controls our business and affairs, as “Enbridge Management,” and we refer to Enbridge Energy Company, Inc., our general partner and an indirect wholly-owned subsidiary of Enbridge Inc., as “Enbridge Energy Company” or “our general partner.” “Enbridge” refers to Enbridge Inc. of Canada, which is the indirect owner of our general partner. Our Class A Common Units represent our limited partner interests. We also have limited partner interests that are represented by Class B Common Units and i-units. The Class A Common Units and the Class B Common Units, together with the i-units, are referred to in this prospectus supplement as “Units.”

AVAILABLE INFORMATION

We file annual, quarterly and other reports and information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. You can also find our filings at the SEC’s website at http://www.sec.gov and on our website at http://www.enbridgepartners.com . Information contained on our website is not part of this prospectus supplement or the accompanying prospectus. In addition, our reports and other information about us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus supplement or the accompanying prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and may replace this information and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules and not incorporated in this prospectus supplement or the accompanying prospectus, until we sell all of the securities offered by this prospectus supplement or until we terminate the offering:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011.

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011, filed with the SEC on April 29, 2011 and July 29, 2011, respectively.

•

Our Current Reports on Form 8-K filed with the SEC on January 14, 2011, January 19, 2011, April 25, 2011, May 13, 2011, May 27, 2011 and June 29, 2011, and our Current Report on Form 8-K filed with the SEC on June 27, 2011 relating only to Item 8.01.

S-ii

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus supplement or the accompanying prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

Investor Relations Enbridge Energy Partners, L.P. 1100 Louisiana, Suite 3300 Houston, Texas 77002	866-337-4636 or 866-EEP-INFO 713-821-2000 eep@enbridge.com

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information from this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the notes. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes, information about our business and our financial data. We urge you to read carefully the entire prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference, and our financial statements and the notes to those statements, before making an investment decision. We also encourage you to read “Risk Factors” and our discussion of other risks and uncertainties in our reports filed with the SEC under the Exchange Act, particularly our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

ENBRIDGE PARTNERS

Business Description

We are a publicly traded Delaware limited partnership that owns and operates crude oil and liquid petroleum transportation and storage assets and natural gas gathering, treating, processing, transportation and marketing assets in the United States. We were formed in 1991 by Enbridge Energy Company to own and operate the Lakehead system, which is the U.S. portion of a crude oil and liquid petroleum pipeline system extending from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada. A subsidiary of Enbridge owns the Canadian portion of the system. Enbridge is a leading provider of energy transportation, distribution and related services in North America.

Enbridge Management is a Delaware limited liability company that was formed in May 2002 to manage our business and affairs. Under a delegation of control agreement, our general partner delegated substantially all of its power and authority to manage and control our business and affairs to Enbridge Management. Our general partner, through its direct ownership of the voting shares of Enbridge Management, elects all of the directors of Enbridge Management. Enbridge Management is the sole owner of all our i-units.

Our executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002 and our telephone number is (713) 821-2000.

ORGANIZATIONAL STRUCTURE

The following chart shows our organization and ownership structure as of the date of this prospectus supplement. The ownership percentages referred to in this prospectus supplement reflect the approximate effective ownership in us presented below.

OWNERSHIP OF ENBRIDGE ENERGY PARTNERS, L.P. AS OF SEPTEMBER 6, 2011

i-units owned by Enbridge Management	13.7%
Class A Common Units owned by the public	64.2%
Class A Common Units owned by Enbridge Energy Company	17.2%
Class B Common Units owned by Enbridge Energy Company	2.9%
General Partner Interest	2.0%

Total	100.0%

Enbridge holds an effective 24.5% interest in us and an additional 66.67% of the Series AC interests (relating to our Alberta Clipper Pipeline) issued by our operating partnership, Enbridge Energy, Limited Partnership, in each case directly or indirectly through Enbridge Energy Company.

THE OFFERING

The summary below describes the principal terms of each series of notes. Some of the terms and conditions described below are subject to important limitations and exceptions. See “Description of Notes” in this prospectus supplement and “Description of Our Debt Securities” in the accompanying prospectus.

Issuer	Enbridge Energy Partners, L.P.

Securities Offered	$ principal amount of % Notes due
$ principal amount of 5.50% Notes due 2040

The notes due 2040 constitute a further issuance of the $400 million aggregate principal amount of 5.50% Notes due 2040 initially issued by us on September 13, 2010 and will be fully fungible with, rank equally in right of payment with and form a single series with such notes.

Interest Rate	Notes due …………. % per annum
Notes due 2040…………. 5.50% per annum

Interest Payment Dates	Notes due …….…… and of each year, to holders of record as of the immediately preceding and , beginning , 2012.

Notes due 2040………… March 15 and September 15 of each year, to holders of record as of the immediately preceding March 1 and September 1, beginning March 15, 2012.

Maturity	Unless redeemed prior to maturity as described below, the notes due will mature on , and the notes due 2040 will mature on September 15, 2040.

Use of Proceeds	We will receive net proceeds from the offering of approximately $ million after payment of underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering to repay a portion of our outstanding commercial paper, to repay any credit facility borrowings that are outstanding, to fund a portion of our capital expansion projects, for general corporate purposes or any combination of such purposes. Some or all of the net proceeds of this offering may be invested temporarily in short-term investment grade securities pending their use for such purposes. See “Use of Proceeds.” Affiliates of certain underwriters are lenders under our credit facilities and as such may receive a portion of the proceeds from this offering if we use them to repay amounts outstanding under our credit facilities. See “Underwriting—Conflicts of Interest.”

Optional Redemption	We may redeem each series of notes for cash, in whole or in part at any time and from time to time, at our option at the applicable redemption prices set forth under the heading “Description of Notes— Optional Redemption.”

Ranking	Each series of notes will:

•	be our senior unsecured indebtedness;

•	rank senior in right of payment to all of our existing and future subordinated indebtedness including any of our fixed/floating rate junior subordinated notes;

•	rank equally in right of payment with all of our existing and future unsubordinated indebtedness; and

•

be effectively junior in right of payment to (i) any secured indebtedness that we may have (to the extent of the value of the assets securing such indebtedness), (ii) all existing and future indebtedness and other liabilities of our subsidiaries that do not guarantee the notes, which own all of our operating assets, and (iii) all existing and future secured indebtedness of any subsidiaries that guarantee the notes (to the extent of the value of the assets securing such indebtedness).

We conduct substantially all of our business through our subsidiaries. Each series of notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, including trade payables. As of June 30, 2011, our subsidiaries had $331 million of indebtedness to unaffiliated third parties. See “Description of Notes—Ranking.”

The indenture for each series of notes does not limit the amount of unsecured debt we may incur but does contain restrictions on our ability to incur secured debt unless the same security is also provided for the benefit of holders of each series of notes.

Certain Covenants and Events of Default	The indenture for each series of notes includes certain covenants, including limitations on:

•	securing indebtedness by liens on principal properties or capital stock of any of our restricted subsidiaries; and

•	engaging in sale-leaseback transactions.

These covenants are subject to a number of important exceptions, limitations and qualifications that are described under “Description of Notes.” The indenture for each series provides for events of default, including default on other significant indebtedness.

Risk Factors	You should consider carefully the information under the heading “Risk Factors” beginning on page S-11 of this prospectus supplement, on page 4 of the accompanying prospectus and all other information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before deciding to invest in the notes.

Listing and Trading	We have not listed the existing 2040 notes for trading on any securities exchange. We do not intend to list either series of notes offered hereby for trading on any securities exchange. We can provide no assurance as to the liquidity of, or development of any trading market for, either series of notes.

Additional Issuances	We may, at any time, without the consent of the holders of the notes of the relevent series, issue additional notes of that series having the same interest rate, maturity and other terms as notes of such series (except for the payment of interest accruing prior to the issue date of such additional notes and the public offering price and issue date). Any such additional notes having such similar terms, together with the original notes of the related series, will constitute a single series under the indenture.

Trustee, Registrar and Transfer Agent	U.S. Bank National Association.

Governing Law	Each series of notes and the indenture relating to such notes will be governed by, and construed in accordance with, the laws of the State of New York.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

We have derived the summary historical financial data as of and for each of the years ended December 31, 2010, 2009 and 2008 from our audited financial statements and related notes. We have derived the summary historical financial data as of June 30, 2010 and 2011 and for the six-month periods then ended from our unaudited financial statements, which, in the opinion of management, include all adjustments necessary for a fair statement of the data. The results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for any other periods or for the full fiscal year. You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2010, and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Acquired systems and assets are included in the Summary Historical Financial and Operating Data from the date of acquisition.

SUMMARY HISTORICAL FINANCIAL DATA

	Year ended December 31,			Six months ended June 30,
	2010	2009	2008	2011	2010
	(dollars in millions)
Income Statement Data:
Operating revenue(1)	$7,736.1	$5,731.8	$9,898.7	$4,660.9	$3,678.6

Cost of natural gas	5,963.3	4,180.8	8,454.5	3,690.8	2,794.6
Operating and administrative expenses	576.5	544.9	505.8	334.7	267.8
Environmental costs, net of recoveries(2)	600.8	2.4	5.5	(11.3)	4.5
Oil measurement adjustments(3)	5.6	1.3	1.7	(58.7)	—
Power	141.1	128.1	140.7	69.5	68.8
Depreciation and amortization	311.2	257.7	209.9	178.0	145.5
Impairment Charge	10.3	—	—	—	—

Total operating expenses	7,608.8	5,115.2	9,318.1	4,203.0	3,281.2

Operating income	127.3	616.6	580.6	457.9	397.4
Other income	17.5	13.4	1.9	6.0	16.7
Interest expense	274.8	228.6	180.6	157.9	128.9
Income tax expense	7.9	8.5	7.0	3.2	4.6
Noncontrolling interest	60.6	11.4	—	28.8	25.2

Income (loss) from continuing operations attributable to general and limited partner interests	(198.5)	381.5	394.9	274.0	255.4
Income (loss) from discontinued operations, net of tax	—	(64.9)	8.3	—	—

Net income (loss) attributable to general and limited partner ownership interests in Enbridge Energy Partners, L.P.	$(198.5)	$316.6	$403.2	$274.0	$255.4

	December 31,			June 30,
	2010	2009	2008	2011	2010
	(dollars in millions)
Financial Position Data (at period end):
Property, plant and equipment, net	$8,641.6	$7,716.7	$6,722.9	$8,859.8	$7,963.3
Total assets	10,441.0	8,988.3	8,300.9	10,630.5	9,315.0
Note payable to Enbridge Energy Company, including current portion	347.4	269.7	—	348.0	340.9
Long-term debt, including current portion	4,809.9	3,822.2	3,644.1	5,000.3	3,967.3
Notes payable to affiliate	—	—	130.0	—	—
Partners’ capital:
Class A Common Units	$2,641.0	$2,884.9	$2,104.0	$2,683.4	$2,887.4
Class B Common Units	64.9	78.6	85.0	65.9	78.6
Class C Units	—	—	886.5	—	—
i-units	579.1	588.8	553.8	617.2	620.8
General Partner	256.8	251.1	84.7	260.1	256.0
Accumulated other comprehensive income	(121.7)	(74.6)	12.9	(182.8)	(121.0)
Noncontrolling interest	465.4	341.1	—	454.1	453.3

Total partners’ capital	$3,885.5	$4,069.9	$3,726.9	$3,897.9	$4,175.1

	Year ended December 31,			Six months ended June 30,
	2010	2009	2008	2011	2010
	(dollars in millions)

Other Financial Data:
EBITDA(4)(5)	$456.0	$834.4	$814.2	$641.9	$559.6
Cash flow provided by operating activities(6)	377.9	728.4	543.3	461.0	365.4
Cash flow used in investing activities	1,427.8	1,173.6	1,428.3	406.4	383.1
Cash flow provided by (used in) financing activities	1,051.2	248.9	1,174.4	(40.2)	81.3
Additions to property, plant and equipment and asset acquisitions included in investing activities	1,429.5	1,292.1	1,387.1	390.3	373.2

(1)	Excludes $16 million in estimated lost revenues during the year ended December 31, 2010 associated with the periods of time Lines 6A and 6B were not in service due to incidents affecting such lines.

(2)

Includes $595 million in estimated costs and expenses for the year ended December 31, 2010 and $38 million for the six-month period ended June 30, 2011 associated with incidents affecting Lines 6A and 6B of our Lakehead system, which are non-recurring in nature. Also included for the six-month period ended June 30, 2011 are $50.0 million of insurance recoveries related to such incidents.

(3)	Includes $52.2 million we recognized in June 2011 related to a settlement with a shipper for the six-month period ended June 30, 2011, which is non-recurring in nature.

(4)

We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, and (c) income taxes. EBITDA is used as a supplemental financial measure in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with accounting principles generally accepted in the United States or as a measure of liquidity. EBITDA is not defined under accounting principles generally accepted in the United States, and it may not be the same as similarly-titled measures used by others.

EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to common unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides a basis for investors and management to assess and measure performance over time and in relation to companies who own similar assets. Moreover, our credit facilities require us to use EBITDA in calculating certain financial ratios. Although EBITDA is used as a supplemental financial measure to assess our ability to generate cash sufficient to pay interest costs and make cash distributions to common unitholders, the amount of cash available for such payments is also subject to our ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities. The table set forth below shows (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our net income and cash flow from operating activities.

	Year ended December 31,			Six months ended June 30,
	2010	2009	2008	2011	2010
	(dollars in millions)
Net income (loss)	$(137.9)	$328.0	$403.2	$302.8	$280.6
Add:
Depreciation and amortization(a)	311.2	269.3	223.4	178.0	145.5
Interest expense	274.8	228.6	180.6	157.9	128.9
Income tax expense	7.9	8.5	7.0	3.2	4.6

EBITDA	456.0	834.4	814.2	641.9	559.6
Add (deduct):
Interest expense	(274.8)	(228.6)	(180.6)	(157.9)	(128.9)

Income tax expense	(7.9)	(8.5)	(7.0)	(3.2)	(4.6)
Other adjustments to reconcile net income to cash provided from operating activities(a)	628.0	94.7	(53.8)	(24.1)	(37.9)
Changes in operating assets and liabilities, net of acquisitions(b)	(423.4)	36.4	(29.5)	4.3	(22.8)

Cash flow from operating activities	$377.9	$728.4	$543.3	$461.0	$365.4

(a)	As disclosed in our Consolidated Statements of Cash Flows.

(b)	Summation of “Changes in operating assets and liabilities, net of acquisitions” as disclosed in our Consolidated Statements of Cash Flows.

(5)

Our EBITDA for the fiscal year ended December 31, 2010 was adversely affected by (a) $595 million in estimated costs and expenses recognized during such year associated with our emergency response, environmental remediation and cleanup activities resulting from the crude oil releases on Lines 6A and 6B of our Lakehead system, which are non-recurring in nature, and (b) $16 million of estimated lost revenue associated with the periods of time such lines were not in service. Our EBITDA for the six-month period ended June 30, 2011 was adversely affected by $38 million in additional estimated costs and expenses recognized during the period associated with our crude oil releases on Lines 6A and 6B, which are non-recurring in nature, offset by $50 million of insurance recoveries.

(6)

Our cash flow provided by operating activities for the fiscal year ended December 31, 2010 was adversely affected by (a) $16 million of estimated lost revenue associated with the period of time Lines 6A and 6B of our Lakehead system were not in service during such year due to the crude oil releases on Lines 6A and 6B, and (b) $328 million in costs and expenses paid during the fiscal year ended December 31, 2010 associated with our emergency response, environmental remediation and cleanup activities associated with the crude oil releases on Lines 6A and 6B. Our cash flow provided by operating activities for the six-month period ended June 30, 2011 was adversely affected by $138 million in costs and expenses paid during the period associated with our crude oil releases on Lines 6A and 6B.

OPERATING DATA

	Year ended December 31,			Six months ended June 30,
	2010	2009	2008	2011	2010
Liquids:
Lakehead system:
Deliveries (Average barrels per day in thousands)(1)
United States	1,302	1,305	1,267	1,301	1,332
Ontario	353	345	353	371	351

Total Lakehead system deliveries	1,655	1,650	1,620	1,672	1,683

Barrel miles (billions)(2)	439	423	432	220	225

Average haul (miles)	727	702	729	728	737

Mid-Continent system:
Deliveries (Average barrels per day in thousands)(1)	212	238	231	221	205

North Dakota system:
Deliveries (Average barrels per day in thousands)(1)
Trunkline	159	104	99	176	157
Gathering	6	6	6	4	6

Total North Dakota system deliveries	165	110	105	180	163

Total Liquids delivery volumes	2,032	1,998	1,956	2,073	2,051

Natural Gas:
Average daily volume(3)
East Texas	1,259,000	1,443,000	1,479,000	1,354,000	1,183,000

Anadarko(4)	711,000	570,000	647,000	992,000	580,000
North Texas	356,000	387,000	395,000	343,000	353,000

Total Natural Gas delivery volumes(5)	2,326,000	2,400,000	2,521,000	2,689,000	2,116,000

(1)

“Deliveries” means the amount of liquid hydrocarbons delivered by a pipeline to points along the system and is quantified using a barrel as a unit of measure. “Barrels per day” delivery data is a measurement of average deliveries for the indicated period and is computed by dividing the number of barrels delivered for the period by the number of days in the period. North Dakota deliveries includes trunkline and gathering deliveries.

(2)

“Barrel miles” is a measurement of how fully a pipeline is used over its length and is calculated by multiplying the amount of each individual delivery (measured in barrels) by the distance it is shipped (measured in miles) and then adding the results so obtained for all deliveries.

(3)	In millions of British thermal units per day, or “MMBtu/d.”

(4)

Average daily volumes for the year ended December 31, 2010 include 66,000 MMBtu/d and for the six months ended June 30, 2011 include 242,000 MMBtu/d of volumes associated with our acquisition of the Elk City Natural Gas Gathering and Processing System.

(5)	Excludes the volumes of the UTOS system that we sold in January 2009 and the non-core natural gas pipeline assets located predominantly outside of Texas that we sold in November 2009.

RISK FACTORS

Before you make a decision to invest in either series of notes, you should be aware that such an investment involves various risks, uncertainties and factors including those described in the accompanying prospectus and the documents we have incorporated by reference. If any of those risks actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. We also urge you to consider carefully the discussion of risk factors on page 4 of the accompanying prospectus under the captions “Risk Factors” and “Information Regarding Forward-Looking Statements” and in our other current filings with the SEC under the Exchange Act, particularly under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2010, and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011, which are incorporated by reference in this prospectus supplement.

Risks Related to the Notes

The notes of each series will be our senior unsecured obligations. As such, the notes of each series will be effectively junior to any secured debt we may have (to the extent of the value of the collateral securing that debt), to the existing and future debt and other liabilities of our subsidiaries that do not guarantee the notes and to the existing and future secured debt of any subsidiaries that guarantee the notes (to the extent of the value of the collateral securing that debt).

The notes of each series will be our senior unsecured debt and will rank equally in right of payment with all of our other existing and future unsubordinated debt. The notes of each series will be effectively junior to all of our existing and future secured debt (to the extent of the value of the collateral securing that debt), to the existing and future debt of our subsidiaries that do not guarantee the notes and to the existing and future secured debt of any subsidiaries that guarantee the notes (to the extent of the value of the collateral securing that debt). If we are involved in any dissolution, liquidation or reorganization, our secured debt holders would be paid before you receive any amounts due under the notes of either series to the extent of the value of the collateral securing their debt. In that event, you may not be able to recover any principal or interest you are due under the notes of either series.

You cannot be sure that an active trading market will develop for the notes.

Prior to this offering, there was no public market for the notes due          or the notes due 2040. We have been informed by the underwriters that they intend to make a market in both series of notes after this offering is completed; however, they may cease their market-making at any time. In addition, the liquidity of the trading market in either series of notes, and the market prices quoted for either series of notes, may be adversely affected by changes in the overall market for investment-grade debt securities and by changes in our financial performance or prospects or in the financial performance or prospects of companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for either series of notes or be maintained for either series of notes. If an active market does not develop or is not maintained, the market price and liquidity of each series of notes may be adversely affected.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the notes of either series or to repay them at maturity.

Unlike a corporation, our partnership agreement requires us to distribute, on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash receipts adjusted for cash distributions and net changes to reserves. The board of directors of Enbridge Management, as delegate of our general partner, will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves in amounts the board of directors of Enbridge Management determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of our business (including reserves for possible rate refunds or future capital expenditures);

•	to provide funds for distributions to our unitholders and our general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any of our loan or other agreements.

Although our payment obligations to our unitholders are subordinate to our payment obligations to you, the value of our Units will likely decrease if we decrease the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize, to service the notes of either series or repay them at maturity. With respect to the four quarters ended June 30, 2011, we distributed $513.8 million to our unitholders (excluding payments of in-kind distributions to the owners of our i-units and amounts retained by our general partner).

If we were to become subject to entity-level taxation for U.S. federal income tax purposes or in states where we are not currently subject to entity-level taxation, our cash available for payment on the notes of each series could be materially reduced.

Under current law, we are treated as a partnership for U.S. federal income tax purposes, and as a result, we do not pay any U.S. federal income tax at the entity level. In order to qualify for this treatment, we must derive at least 90% of our annual gross income from specified activities and investments. While we believe that we currently do qualify and intend to meet this income requirement, we may not find it possible, regardless of our efforts, to meet this income requirement or may inadvertently fail to meet this income requirement. Additionally, current law may change so as to cause us to be treated as a corporation for U.S. federal income tax purposes without regard to our sources of income or otherwise subject us to entity-level taxation.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income taxes at varying rates in some states where we are not currently subject to state income tax. If we were required to pay tax on our taxable income, our anticipated cash flow could be materially reduced, which could materially and adversely affect our ability to make payments on the notes and on our other debt obligations.

In addition, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we are subject to entity-level taxes in Texas and Michigan. Texas imposes a franchise tax on our gross income apportioned to Texas at a maximum effective rate of 0.7%. For the 2011 tax year, the Michigan business tax imposes (1) a tax on our modified gross receipts allocated or apportioned to Michigan at the overall rate of approximately 0.98%, and (2) a tax on our business income allocated or apportioned to Michigan at the overall rate of approximately 6.04%. The imposition of such taxes on us by Texas and Michigan, or by any other state, will reduce the cash available for payment on the notes of each series and on our other debt obligations.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $         million (after payment of underwriting discounts and commissions and our estimated offering expenses). We intend to use the net proceeds from this offering to repay a portion of our outstanding commercial paper, to repay any credit facility borrowings that are outstanding, to fund a portion of our capital expansion projects, for general corporate purposes or any combination of such purposes. Some or all of the net proceeds of this offering may be invested temporarily in short-term investment grade securities pending their use for such purposes. Affiliates of certain underwriters are lenders under our credit facilities and as such may receive a portion of the proceeds from this offering if we use them to repay amounts outstanding under our credit facilities. See “Underwriting—Conflicts of Interest.”

As of June 30, 2011, we had $1.0 billion in aggregate principal amount of commercial paper outstanding with an unamortized discount of $0.1 million, having a weighted average interest rate of 0.35% per annum, excluding the effect of our interest rate hedging activities. Such outstanding commercial paper was issued to fund our operating activities and for other partnership purposes. As of June 30, 2011, we had $75.0 million outstanding under our credit facilities, having a weighted average interest rate of 0.50% per annum, and outstanding letters of credit were $50.7 million. Our credit facilities have a maturity date of April  4, 2013.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Year ended December 31,					Six months ended June 30, 2011
	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	0.52x	2.39x	2.62x	2.18x	3.22x	2.84x

For purposes of computing the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and

•	“earnings” represent the aggregate of income from continuing operations, fixed charges and distributions from equity investment, less capitalized interest.

For the year ended December 31, 2010, we would have needed to generate additional earnings of $138.7 million to achieve a ratio of earnings to fixed charges of 1:1. The earnings for the year ended December 31, 2010 include $595 million in estimated costs and expenses recognized in connection with the incidents affecting Lines 6A and 6B of our Lakehead system, which are non-recurring in nature.

CAPITALIZATION

The following table shows our unaudited capitalization at June 30, 2011, and as adjusted to give effect to this offering and the initial application of the net offering proceeds as described above under “Use of Proceeds.” The table does not reflect transactions subsequent to June 30, 2011. You should read this table in conjunction with our financial statements and the notes to the financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2011
	Actual	As Adjusted
	(dollars in millions) (unaudited)
Cash and cash equivalents	$159.3	$

Current debt:
Current portion of note payable to Enbridge Energy Company	$12.0		$12.0
Current portion of first mortgage notes(2)	31.0		31.0

Total current portion of long-term debt	43.0		43.0

Long-term debt:
Commercial Paper	1,000.0
Credit Facilities	75.0		75.0
Senior Notes—Enbridge Energy Partners(1)	2,800.0		2,800.0
% notes due offered hereby	—
5.50% notes due 2040 offered hereby	—
5.50% notes due 2040 previously offered	400.0		400.0
Senior Notes—Enbridge Energy, Limited Partnership(2)	300.0		300.0
8.050% junior subordinated notes due 2067	400.0		400.0
Unamortized discount	(5.7)		(5.7)

Total long-term debt	4,969.3

Note payable to Enbridge Energy Company	336.0		336.0

Total Partners’ capital(3)	3,897.9		3,897.9

Total capitalization	$9,405.5	$

(1)	Excludes notes offered hereby and the existing 2040 notes.
(2)	Debt of Enbridge Energy, Limited Partnership, one of our operating subsidiaries.
(3)

In July 2011, we completed an underwritten public offering of 8.05 million Class A Common Units at a price to the public of $30.00 per unit, less underwriting commissions and expenses, for net proceeds to us of $233.7 million. In addition, our general partner contributed approximately $4.9 million to us to maintain its two percent general partner interest. We used the net proceeds from such offering to repay a portion of our outstanding commercial paper.

DESCRIPTION OF NOTES

The notes due              and the notes due 2040 constitute two series of debt securities under an indenture dated as of May 27, 2003, between us and U.S. Bank National Association, successor to SunTrust Bank, as trustee. Reference to the “notes” in this “Description of Notes” are to each series of notes unless otherwise indicated or the context otherwise requires. We will issue the notes due              pursuant to a supplement to such indenture dated as of the closing date for this offering, setting forth the specific terms applicable to such series of notes, and we will issue the notes due 2040 pursuant to a supplement to such indenture, and references to the “indenture” in this section mean, as to each series of the notes, such indenture as so supplemented. You can find the definitions of various terms used in this section under “Description of Our Debt Securities—Certain Definitions” beginning on page 17 of the accompanying prospectus.

This description is an overview of the material provisions of the notes and the indenture. This summary is not complete and is qualified in its entirety by reference to the indenture. You should carefully read the summary below, the description of the general terms and provisions of our debt securities set forth in the accompanying prospectus under “Description of Our Debt Securities” and the provisions of the indenture that may be important to you before investing in the notes. This summary supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of our debt securities set forth in the accompanying prospectus. Capitalized terms defined in the accompanying prospectus or in the indenture or the applicable supplement thereto have the same meanings when used in this prospectus supplement unless updated herein. In this description, all references to “we,” “us” or “our” are to Enbridge Energy Partners, L.P. only, and not its Subsidiaries, unless otherwise indicated.

The indenture does not limit the amount of debt securities that we may issue. Debt securities may be issued under the indenture from time to time in separate series, each up to the aggregate amount from time to time authorized for such series.

General

The notes due          will be our general unsecured, senior obligations and will constitute a new series of debt securities issued under the indenture. The notes due          initially will be limited to an aggregate principal amount of $         million. The notes due 2040 offered hereby are a further issuance of the $400 million aggregate principal amount of the existing 2040 notes that we issued on September 13, 2010 and will be fully fungible with, rank equally in right of payment with and form a part of the same series as the existing 2040 notes for all purposes under the governing indenture. The notes due 2040 will have the same CUSIP number and will trade interchangeably with the existing 2040 notes immediately upon settlement. Upon completion of this offering, $         aggregate principal amount of our 5.50% Notes due 2040 will be outstanding.

None of the notes will be entitled to the benefit of a sinking fund.

The notes initially will be issued only in book-entry form and represented by one or more global notes deposited with, or on behalf of, The Depository Trust Company, or DTC, as Depositary, and registered in the name of Cede & Co., its nominee. This means that you will not be entitled to receive a certificate for the notes that you purchase except under the limited circumstances described below under the caption “Description of Notes—Book-Entry, Delivery and Form.” If any of the notes is issued in certificated form, it will be issued only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes due          will mature on                     ,         , unless redeemed sooner as described under “Description of Notes—Optional Redemption.” Interest on the notes due          will accrue at the rate of     % per annum from September     , 2011 or the most recent interest payment date, and will be payable in cash semi-annually in arrears on                      and                      of each year, beginning                     , 2012. We will make each interest payment on the notes due              to holders of record on                      or                     , as the case may be, immediately preceding the related interest payment date.

The notes due 2040 will mature on September 15, 2040, unless redeemed sooner as described under “Description of Notes—Optional Redemption.” Interest on the notes due 2040 will accrue at the rate of 5.50% per annum from September     , 2011 or the most recent interest payment date, and will be payable in cash semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2012. We will make each interest payment on the notes due 2040 to holders of record on March 1 or September 1, as the case may be, immediately preceding the related interest payment date.

Interest payments on both series of notes will be computed on a basis of a 360-day year consisting of twelve 30-day months and will be payable on overdue interest to the extent permitted by law at the same rate as interest is payable on principal.

Payment and Transfer.

Initially, the notes will be issued only in global form. Beneficial interests in notes in global form will be shown on, and transfers of interests in notes in global form will be made only through, records maintained by DTC and its participants. Notes of either series in definitive form, if any, may be presented for registration of transfer or exchange at the office or agency maintained by us for such purpose. Initially, this will be the corporate trust office or agency of the trustee located at 100 Wall Street, 16th Floor, New York, New York 10005.

Payment of principal, premium, if any, and interest on notes of either series in global form registered in the name of DTC’s nominee will be made in immediately available funds to DTC’s nominee, as the registered holder of such global notes. If any of the notes are no longer represented by a global note, payments of interest on such notes in definitive form may, at our option, be made at the corporate trust office or agency of the trustee indicated above or by check mailed directly to holders at their respective registered addresses or by wire transfer to an account designated by a holder of at least $1,000,000 of such notes. All funds that we provide to the trustee or a paying agent for the payment of principal of and any premium or interest on any note that remain unclaimed at the end of two years will (subject to applicable abandoned property laws), at our request, be repaid to us, and the holder of such note must thereafter look only to us for payment as a general creditor.

No service charge will be imposed for any registration of transfer or exchange of notes of either series, but we or the trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable upon transfer or exchange of such notes. We are not required to register the transfer of or to exchange any note (1) selected or called for redemption or (2) during a period of 15 days before mailing notice of any redemption of any note.

The registered holder of a note of either series will be treated as its owner for all purposes, and all references in this description to “holders” mean holders of record, unless otherwise indicated.

Replacement of Securities.

We will replace any mutilated, destroyed, lost or stolen notes at the expense of the holder upon surrender of the mutilated notes to the trustee or evidence of destruction, loss or theft of a note satisfactory to us and the trustee. In the case of a destroyed, lost or stolen note, we may require an indemnity satisfactory to the trustee and to us before a replacement note will be issued.

Additional Issuances

We may, at any time and from time to time, without notice to or the consent of the holders of the notes of each series, issue additional notes of that series under the indenture, which shall be issued in the same form as the original notes of that series and which shall have identical terms as the original notes of that series other than with respect to the issue date, issue price and date of first payment of interest. Original notes issued with respect to a series and any additional notes subsequently issued with respect thereto shall be treated as a single series of notes for purposes of giving of notices, consents, waivers, amendments and taking any other action permitted under the indenture and for purposes of interest accrual and redemptions.

Optional Redemption

Except as otherwise described below, the notes of each series will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus                      basis points with respect to the notes due                  and plus 30 basis points with respect to the notes due 2040;

plus accrued interest to the date of redemption. The actual redemption price will be calculated and certified to the trustee and us by the Independent Investment Banker (as defined below).

However, if the notes due                      are redeemed on or after the date that is three months prior to the maturity date of such notes or if the notes due 2040 are redeemed on or after March 15, 2040, the notes of such series, as applicable, may be redeemed at a redemption price equal to 100% of the principal amount of the notes then outstanding to be redeemed.

Notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. The notice of redemption for the notes to be redeemed will state, among other things, the amount of such notes to be redeemed, if less than all of the outstanding notes of the series are to be redeemed, the redemption date, the redemption price (or the method of calculating it) and each place that payment will be made upon presentation and surrender of such notes to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption on the redemption date. If less than all the notes of a series are redeemed at any time, the trustee will select the notes of such series to be redeemed on a pro rata basis or by any other method the trustee deems fair and appropriate, but beneficial interests in such notes in global form will be selected for redemption in accordance with DTC’s customary practices.

For purposes of determining the optional redemption price for a series, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means:

•

in the case of the notes due                     , Citigroup Global Markets Inc., RBS Securities Inc. and Wells Fargo Securities, LLC, as specified by us, and any successor firm, or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us; and

•

in the case of the 2040 Notes, RBS Securities Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc. and RBC Capital Markets Corporation, as specified by us, and any successor firm, or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means:

•

in the case of the notes due                     , each of Citigroup Global Markets Inc., RBS Securities Inc. and a Primary Treasury Dealer (as defined herein) selected by Wells Fargo Securities, LLC, plus one other dealer selected by the trustee that is a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”) and their respective successors; provided, however, that if any of the Reference Treasury Dealers ceases to be a Primary Treasury Dealer, then such other primary U.S. government securities dealers as may be substituted by the trustee; and

•

in the case of the 2040 Notes, each of RBS Securities Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc. and RBC Capital Markets Corporation, plus one other dealer selected by the trustee that is a Primary Treasury Dealer and their respective successors; provided, however, that if any of the Reference Treasury Dealers ceases to be a Primary Treasury Dealer, then such other primary U.S. government securities dealers as may be substituted by the trustee.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week in which the calculation date falls (or in the immediately preceding week if the calculation date falls on any day prior to the usual publication date for such release) or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date. Any weekly average yields calculated by interpolation or extrapolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward.

Except as set forth above, the notes of either series will not be redeemable by us prior to maturity, will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by us at the option of the holders.

Ranking

The notes of each series will be unsecured, unless we are required to secure them as described under “Description of Our Debt Securities—Provisions Applicable Solely to Senior Debt Securities—Limitations on Liens” beginning on page 15 of the accompanying prospectus. The notes will also be our unsubordinated obligations and will rank (1) senior in right of payment to all of our existing and future subordinated indebtedness including any of our fixed/floating rate junior subordinated notes and (2) equally in right of payment with all of our other existing and future unsubordinated indebtedness. The notes also will be effectively subordinated in right to payment to any secured indebtedness we may incur, to the extent of the value of the assets securing such indebtedness.

We currently conduct substantially all of our operations through our Subsidiaries, and our Subsidiaries generate substantially all of our operating income and cash flow. As a result, we depend on distributions or advances from our Subsidiaries for funds to meet our debt service obligations. Contractual provisions or laws, as well as our Subsidiaries’ financial condition and operating requirements, may limit our ability to obtain from our Subsidiaries cash that we require to pay our debt service obligations, including payments on the notes. The notes of each series will be structurally subordinated (1) to all obligations of our Subsidiaries, including trade payables, except for any Subsidiary guarantees as described below under “Description of Notes—Potential Guarantee of Notes by Subsidiaries” and (2) to all secured obligations of any of our Subsidiaries, to the extent of the value of the collateral securing such obligations. This means that you, as a holder of the notes of either series, will have a junior position to the claims of creditors of such Subsidiaries on their assets and earnings. The indenture does not limit the amount of debt we or our Subsidiaries may incur, and it permits us and our Subsidiaries to incur some secured indebtedness.

As of June 30, 2011, we had $5.4 billion of consolidated indebtedness. Upon original issuance, the notes of each series will be structurally subordinated to all existing and future indebtedness and other liabilities of our Subsidiaries, including trade payables. As of June 30, 2011, our Subsidiaries had $331.0 million of indebtedness including $31.0 million of secured indebtedness to unaffiliated third parties that is included in our consolidated indebtedness. See “Capitalization.”

Potential Guarantee of Notes by Subsidiaries

Initially, the notes will not be guaranteed by any of our Subsidiaries. In the future, however, if our Subsidiaries become guarantors or co-obligors of our Funded Debt, then these Subsidiaries will jointly and severally, fully and unconditionally, guarantee our payment obligations under the notes of each series as described and to the extent provided under “Description of Our Debt Securities—Potential Guarantee of Debt Securities by Subsidiaries” on page 8 of the accompanying prospectus.

Certain Covenants

For a description of certain covenants of the indenture that limit our ability and the ability of our Subsidiaries to take certain actions, please see “Description of Our Debt Securities—Covenants” beginning on page 9 of the accompanying prospectus.

The indenture includes certain covenants, including:

•	limitations on securing indebtedness by liens on principal properties;

•	limitations on engaging in sale-leaseback transactions;

•

limitations on mergers, amalgamations or consolidations with or into other persons or selling, conveying, transferring, leasing or otherwise disposing of all or substantially all of our assets to another person; and

•	requiring certain reporting obligations.

Please read “Description of Our Debt Securities—Covenants—Merger, Amalgamation, Consolidation and Sale of Assets,” “—Covenants—Reports,” “—Provisions Applicable Solely to Senior Debt Securities—Limitations on Liens” and “—Provisions Applicable Solely to Senior Debt Securities—Restriction on Sale-Leasebacks” in the accompanying prospectus.

Events of Default

In addition to the Events of Default described in the accompanying prospectus beginning on page 10, the following is an Event of Default under the indenture with respect to each series of notes:

•

default by us or any of our Subsidiaries in the payment at the stated maturity, after the expiration of any applicable grace period, of principal of, premium, if any, or interest on any Debt then outstanding having a principal amount in excess of the greater of $25 million and 2% of total partners’ capital in our partnership, or acceleration of any Debt having a principal amount in excess of the greater of such amounts so that it becomes due and payable prior to its stated maturity and such acceleration is not rescinded within 30 days after notice.

As of June 30, 2011, 2% of total partners’ capital in our partnership was approximately $78.0 million.

A default described in the preceding bullet point will not constitute an Event of Default until the trustee or the holders of 25% in principal amount of the applicable series of outstanding notes notify us and, if such series of notes are then guaranteed by a subsidiary guarantor, such subsidiary guarantor, of the default and such default is not cured within 60 days after receipt of the notice.

Book-Entry, Delivery and Form

Each series of notes initially will be issued in book-entry form and represented by one or more global notes. The global notes will be deposited with, or on behalf of, DTC, New York, New York, as Depositary, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing notes of the applicable series under the limited circumstances described below, a global note may not be transferred except as a whole by the Depositary to its nominee or by the nominee to the Depositary, or by the Depositary or its nominee to a successor Depositary or to a nominee of the successor Depositary.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, which eliminates the need for physical movement of securities certificates. “Direct participants” in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the Financial Industry Regulatory Authority Inc. Access to the DTC system is also available to others, which we sometimes refer to as “indirect participants”, that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of notes within the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC’s records. The ownership interest of the actual purchaser of a note, which we sometimes refer to as a “beneficial owner,” is in turn recorded on the direct and indirect participants’ records. Beneficial owners of a note will not receive written confirmation from DTC of their purchase. However, the beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased any notes. Transfers of ownership interests in global notes of either series are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes of a series except under the limited circumstances described below.

To facilitate subsequent transfers, all global notes deposited with DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of any notes. DTC has no knowledge of the actual beneficial owners of any notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

Redemption notices will be sent to DTC or its nominee. If less than all of the notes of a series are being redeemed, DTC will determine the amount of the interest of each direct participant in the notes to be redeemed in accordance with DTC’s procedures.

In any case where a vote may be required with respect to the notes of a series, neither DTC nor Cede & Co. will give consents for or vote the applicable global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the applicable notes are credited on the record date identified in a listing attached to the omnibus proxy.

Principal and interest payments on each series of notes will be made to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date unless DTC has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

Except under the limited circumstances described below, purchasers of notes of a series will not be entitled to have such notes registered in their names and will not receive physical delivery of such notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the applicable notes and the indenture.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in a note.

DTC is under no obligation to provide its services as Depositary for the notes and may discontinue providing its services at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

As noted above, beneficial owners of notes generally will not receive certificates representing their ownership interests in any note. However, if:

•

DTC notifies us that it is unwilling or unable to continue as a Depositary for the global notes of a series or if DTC ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be registered and a successor Depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC’s ceasing to be so registered, as the case may be; or

•	we determine, in our sole discretion, not to have the notes of a series represented by one or more global notes.

we will prepare and deliver certificates for such notes in exchange for beneficial interests in the global notes. Any beneficial interest in a global note that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for notes of the applicable series in definitive certificated form registered in the names that the Depositary directs. It is expected that these directions will be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in the global notes.

We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences, as of the date of this prospectus supplement, of the purchase, ownership and disposition of the notes. References to the “notes” in this “Material U.S. Federal Income Tax Considerations” are to both series of notes collectively unless otherwise indicated or the context otherwise requires. This discussion only applies to holders who purchase the notes upon original issuance at their “issue price,” which will equal the first price at which a substantial amount of the notes is sold for money (not including sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and hold the notes as capital assets for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, this discussion does not address:

•

tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), regulated investment companies, expatriates, certain former citizens or former long-term residents of the United States, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the notes as part of a hedging, constructive sale or conversion, straddle or other risk reducing transaction;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any, to holders of the notes; or

•	any state, local or foreign tax consequences.

If a partnership or other entity or arrangement classified as a partnership for U.S. federal tax purposes holds the notes, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your own tax advisors.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and judicial decisions as of the date of this prospectus supplement. The foregoing authorities are subject to change or differing interpretations at any time with possible retroactive effect. No advance tax ruling has been sought or obtained from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a holder would ultimately prevail in a final determination by a court.

This discussion is provided for general information only and does not constitute legal advice to any prospective purchaser of the notes. If you are considering a purchase of the notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences of purchasing, owning and disposing of the notes in light of your particular circumstances and any consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Notes

If a debt instrument provides for one or more contingent payments, the debt instrument may be subject to special tax treatment under the Treasury regulations applicable to “contingent payment debt instruments” (the “contingent payment debt regulations”). The application of the contingent payment debt regulations to the notes is uncertain because, if the notes are redeemed prior to their maturity as described under “Description of Notes—Optional Redemption,” a premium may be required to be paid, which could be treated as a contingent payment.

However, under applicable Treasury regulations, payments made pursuant to an option to redeem a debt instrument are not treated as contingent payments if such option is unconditional and the timing and amounts of the payments that comprise each payment schedule under such option are “known” as of the issue date. Because the amounts of the payments to be made if our options to redeem the notes are exercised depend, in part, upon the Treasury Rate (which is subject to change), as described under “Description of Notes—Optional Redemption,” the IRS might contend that the amounts of the payments that comprise each payment schedule under such options are not “known” as of the issue date. Nonetheless, we believe, and this discussion assumes, that the amounts of the payments that comprise each payment schedule under our options to redeem the notes are “known” as of the issue date within the meaning of the applicable Treasury regulations. Moreover, for purposes of determining whether a debt instrument provides for one or more contingent payments, the contingent payment debt regulations provide that a payment is not a contingent payment merely because of a contingency that, as of the issue date, is either “remote” or “incidental.” As a result, even if it were determined that the amounts of the payments that comprise each payment schedule under our options to redeem the notes are not “known” as of the issue date within the meaning of the applicable Treasury regulations, we believe that the possibility that such options will be exercised would be a “remote” or “incidental” contingency within the meaning of the contingent payment debt regulations.

Based on the foregoing, we believe, and we will take the position for U.S. federal income tax purposes, that the contingent payment debt regulations do not apply to the notes. However, our determination is not binding on the IRS. If the IRS successfully challenged our determination that the notes are not subject to the contingent payment debt regulations, a holder would generally be required to accrue interest income in each year, regardless of the holder’s regular method of tax accounting, on a constant yield to maturity basis based on the “comparable yield” of the notes (subject to certain adjustments) and the notes due 2040 offered hereby would not be treated as issued pursuant to a “qualified reopening” as discussed below. The “comparable yield” would be the rate, as of the initial issue date, at which we could have issued a fixed rate debt instrument with no contingent payments but with terms and conditions otherwise similar to the notes, including the level of subordination, term, timing of payments and general market conditions. Additionally, if the contingent payment debt regulations apply to the notes, any gain realized by a U.S. holder upon a sale or other taxable disposition of the notes would generally be recognized as ordinary income.

The remainder of this discussion assumes that the notes will be indebtedness for U.S. federal income tax purposes that is not subject to the contingent payment debt regulations.

Qualified Reopening

We intend to treat the notes due 2040 offered hereby as issued pursuant to a “qualified reopening” of the existing 2040 notes. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Accordingly, we intend to treat all of the notes due 2040 offered hereby as having the same issue date and same issue price as the existing 2040 notes. The remainder of this discussion assumes this treatment.

Consequences to U.S. Holders

The following summarizes the material U.S. federal income tax consequences to U.S. holders of the purchase, ownership and disposition of the notes. For purposes of this discussion, a “U.S. holder” is a beneficial owner of the notes who or that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in section 7701(a)(30) of the Code or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Interest on the Notes

A U.S. holder will be required to recognize as ordinary income all stated interest paid or accrued on the notes in accordance with such U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

We anticipate that the notes due                      will be issued with less than a de minimis amount of original issue discount for U.S. federal income tax purposes. If, however, such notes’ stated redemption price at maturity (generally, the sum of payments under a note other than payments of stated interest unconditionally payable at least annually) exceeds the issue price by an amount that is more than or equal to a de minimis amount, a U.S. holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payment attributable to this income.

Amortizable Bond Premium

A U.S. holder that purchases a note on original issuance for an amount in excess of the stated principal amount on such note will be considered to have purchased such note with amortizable bond premium in an amount equal to such excess. The U.S. holder may elect to amortize the bond premium by offsetting the interest income otherwise required to be included in income by the U.S. holder with respect to the note using a constant yield method. An election made by a U.S. holder to amortize bond premium with respect to a note will generally apply to all taxable debt instruments with amortizable bond premium held by the U.S. holder and will be irrevocable unless approved by the IRS.

The rules regarding amortizable bond premium are complex. U.S. holders should consult their own tax advisors concerning the application of the amortizable bond premium rules.

Sale, Exchange, Redemption, or Other Disposition of the Notes

Upon the sale, exchange, redemption or other disposition of the notes, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition and such U.S. holder’s adjusted tax basis in the notes. A U.S. holder’s amount realized will equal the amount of any cash received plus the fair market value of any other property received for the notes. The amount realized will not include any amount attributable to accrued but unpaid interest, which will be taxable as ordinary interest income if not previously included in income. Assuming that the notes are not issued with original issue discount, a U.S. holder’s tax basis in a note will generally equal the amount that the U.S. holder paid for the note, decreased by any amortized bond premium. If the notes due                      are issued with original issue discount, a U.S. holder’s tax basis in such notes will generally equal the amount that the U.S. holder paid for such notes, increased by original issue discount previously includible in the U.S. holder’s gross income to the date of disposition and decreased by any payments received by the U.S. holder on such notes (other than payments of stated interest unconditionally payable at least annually) on or after the date that such notes were issued with original issue discount.

The gain or loss recognized by a U.S. holder on the disposition of a note will generally be capital gain or loss and will generally be long-term capital gain or loss if, at the time of such disposition, the U.S. holder’s holding period for the note is more than one year. Long-term capital gains of non-corporate taxpayers are currently taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Consequences to Non-U.S. Holders

The following summarizes the material U.S. federal income tax consequences to non-U.S. holders of the purchase, ownership and disposition of the notes. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of the notes who or that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

Special rules not discussed below may apply to certain non-U.S. holders subject to special tax treatment such as “controlled foreign corporations” or “passive foreign investment companies.” Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in light of their particular circumstances.

Interest on the Notes

Any payment to a non-U.S. holder of interest on the notes will be exempt from U.S. federal income and withholding tax, provided that:

•	such payment is not effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder does not actually or constructively own 10% or more of the capital or profits interest in us;

•	the non-U.S. holder is not a controlled foreign corporation within the meaning of the Code that is directly or indirectly related to us through equity ownership;

•

the non-U.S. holder is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

(i) the non-U.S. holder provides its name and address and certifies, under penalties of perjury, that it is not a United States person (which certification may be made on an IRS Form W-8BEN (or other applicable form)), (ii) the non-U.S. holder holds its notes through certain foreign intermediaries and it satisfies the certification requirements of applicable Treasury regulations, or (iii) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the notes on behalf of the non-U.S. holder and such securities clearing organization, bank or other financial institution satisfies the certification requirements of applicable Treasury regulations.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest on the notes will be subject to a 30% U.S. federal withholding tax unless the non-U.S. holder provides us, our paying agent or the person who would otherwise be required to withhold tax with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding tax under the benefit of an applicable tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business.

If a non-U.S. holder is engaged in a U.S. trade or business and interest on the notes is effectively connected with the conduct of such U.S. trade or business (and, if an income tax treaty applies, such interest is attributable to a “permanent establishment” maintained by the non-U.S. holder within the United States), the non-U.S. holder will be subject to U.S. federal income tax on such interest on a net income basis (although exempt from the 30% U.S. federal withholding tax provided the certification requirements discussed above are satisfied) in generally the same manner as if it were a U.S. holder, subject to any modification provided under an applicable income tax treaty. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a U.S. trade or business. For this purpose, interest on a note that is effectively connected with the conduct of such foreign corporation’s U.S. trade or business will generally be included in the earnings and profits of such foreign corporation.

Sale, Exchange, Redemption, or Other Disposition of the Notes

Any gain realized by a non-U.S. holder upon the sale, exchange, redemption or other disposition of the notes will generally not be subject to U.S. federal income tax or withholding tax unless:

•

such gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder within the United States);

•	in the case of an amount which is attributable to interest, the non-U.S. holder does not meet the conditions for exemption from U.S. federal withholding tax, as described above; or

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange, redemption or other disposition, and certain other conditions are met.

If a non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the sale, exchange, redemption or other disposition of a note, and certain other requirements are met, such non-U.S. holder will generally be subject to U.S. federal income tax at a flat rate of 30% (unless a lower applicable treaty rate applies) on any such realized gain.

If a non-U.S. holder is engaged in a U.S. trade or business and gain on the notes is effectively connected with the conduct of such U.S. trade or business (and, if an income tax treaty applies, such gain is attributable to a “permanent establishment” maintained by the non-U.S. holder in the United States), the non-U.S. holder will be subject to U.S. federal income tax on such gain on a net income basis generally in the same manner as if it were a U.S. holder subject to any modification provided under an applicable income tax treaty. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a U.S. trade or business. For this purpose, gain on the disposition of a note that is effectively connected with such foreign corporation’s conduct of a U.S. trade or business will generally be included in the earnings and profits of such foreign corporation.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payments on the notes and the proceeds from the sale or other disposition of the notes. In addition, copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to tax authorities of the country in which a non-U.S. holder resides.

A U.S. holder will be subject to U.S. backup withholding tax on these payments if the U.S. holder fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from U.S. backup withholding tax.

A non-U.S. holder will generally not be subject to U.S. backup withholding tax on these payments provided that such non-U.S. holder certifies as to its foreign status (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined in the Code) or otherwise establishes an exemption.

U.S. backup withholding tax is not an additional tax. The amount of any U.S. backup withholding tax from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Holders should consult their tax advisors regarding the application of backup withholding and information reporting.

New Legislation

For taxable years beginning after December 31, 2012, newly enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain U.S. individuals, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” would generally include gross income from interest and certain net gain from the disposition of property, such as the notes, less certain deductions.

Prospective purchasers of the notes should consult their own tax advisors with respect to the tax consequences of the new legislation described above.

UNDERWRITING

Citigroup Global Markets Inc., RBS Securities Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers and as representatives of the underwriters named below. Subject to the terms and conditions of an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of notes listed opposite their names below.

Underwriters	Principal Amount of Notes due	Principal Amount of Notes due 2040
Citigroup Global Markets Inc.	$	$
RBS Securities Inc.
Wells Fargo Securities, LLC

Total	$	$

The underwriting agreement provides that the underwriters’ obligations to purchase notes in the offering depend on the satisfaction of the conditions contained in the underwriting agreement.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that may be required to be made in respect of these liabilities.

Discounts and Commissions

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus, and may offer the notes to dealers at that price less a concession not in excess of     % of the principal amount of the notes due      and     % of the principal amount of the notes due 2040. The underwriters may allow, and the dealers may reallow, a discount not in excess of     % of the principal amount of the notes due         , and     % of the principal amount of the notes due 2040, to other dealers. After the initial public offering, the public offering price, concession, discount and other selling terms may be changed.

The expenses of the offering, not including the underwriting discounts and commissions, which are payable by us, are estimated to be $450,000.

New Issue of Notes due          and Reopening of Notes due 2040

The notes due          are a new issue of securities with no established trading market. The notes due 2040 offered hereby are a further issuance of the existing 2040 notes initially issued by us on September 13, 2010 and will be fully fungible with, rank equally in right of payment with and form a part of the same series as the existing 2040 notes for all purposes under the governing indenture. The notes due 2040 offered hereby will have the same CUSIP number assigned to such existing 2040 notes. We have not listed the existing 2040 notes for trading on any securities exchange. We do not intend to apply for listing of either series of notes on any national securities exchange or for quotation of either series of notes on any automated dealer quotation system. We cannot assure you that the prices at which either series of notes will sell in the market after this offering will not be lower than the initial offering price or that an active trading market for the notes will develop or an active trading market for the notes will continue after this offering. We have been advised by the underwriters that they presently intend to make a market in both series of notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Accordingly, we cannot assure you as to the liquidity of the trading market for either series of notes or that an active public market for the notes will develop or will continue for either series of notes. If an active public trading market for either series of notes does not develop, the market price and liquidity of the notes of such series may be adversely affected.

Price Stabilization and Short Positions

In connection with this offering, the underwriters may purchase and sell notes of either series in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves sales of notes in excess of the principal amount of notes to be purchased by the underwriters in this offering, which creates a short position for the underwriters. Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decrease in the market prices of the notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decrease in the market prices of the notes. They may also cause the prices of the notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of either series of notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Extended Settlement

The underwriters expect to deliver both series of notes to purchasers on or about September     , 2011, which is the seventh business day following the date of this prospectus supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes of either series offered hereby at any time prior to three business days before the notes offered hereby are delivered will be required, because the notes initially will settle on T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade either series of notes before their delivery, you should consult your own advisors.

Certain Relationships

Some of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and commissions. The underwriters and their affiliates may, from time to time in the future, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (and related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours and our affiliates. Certain of the underwriters and their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes being offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Conflicts of Interest

Certain affiliates of the underwriters are lenders under our credit facilities and may receive in excess of five percent of the net proceeds from this offering. Accordingly, this offering is being made in accordance with the provisions of FINRA Rule 5121.

LEGAL MATTERS

Fulbright & Jaworski L.L.P., Houston, Texas, will issue opinions about the validity of the notes offered hereby and various legal matters in connection with the offering on our behalf. Baker Botts L.L.P., Houston, Texas, the underwriters’ counsel, will issue opinions about various legal matters in connection with this offering on behalf of the underwriters. Baker Botts L.L.P. provides legal services to us from time to time on matters unrelated to this offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and accompanying prospectus by reference to the Annual Report on Form 10-K of Enbridge Energy Partners, L.P. for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENBRIDGE ENERGY PARTNERS, L.P.

Class A Common Units

Debt Securities

We may from time to time offer and sell Class A common units and debt securities. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities. The specific terms of any securities and the specific manner in which we will offer them will be included in a supplement to this prospectus relating to that offering.

You should read carefully this prospectus and any prospectus supplement before you invest. You also should read the documents we have referred you to in the “Available Information” section of this prospectus for information on us and for our financial statements. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The Class A common units are listed on the New York Stock Exchange under the symbol “EEP.”

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risk factors beginning on page 4 of this prospectus and in the applicable prospectus supplement before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 8, 2009.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both the prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

As used in this prospectus, “we,” “us,” “our,” and “Enbridge Partners” means Enbridge Energy Partners, L.P. and, where the context requires, includes our operating subsidiaries. In addition, we refer to Enbridge Energy Management, L.L.C., which manages and controls our business and affairs, as “Enbridge Management,” and we refer to Enbridge Energy Company, Inc., our general partner and an indirect wholly owned subsidiary of Enbridge Inc., as “Enbridge Energy Company.” “Enbridge Inc.” refers to Enbridge Inc. of Canada, which is the indirect owner of our general partner.

AVAILABLE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for information on the public reference room. You can also find our filings on the SEC’s website at http://www.sec.gov and on our website at http://www.enbridgepartners.com. Information contained on our website is not part of this prospectus, unless specifically so designated and filed with the SEC. In addition, our reports and other information about us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Enbridge Partners, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the applicable offering under this prospectus and any prospectus supplement is terminated, in each case other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Securities Exchange Act of 1934 and is not incorporated in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 21, 2008;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the SEC on April 29, 2008;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed with the SEC on July 29, 2008;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on October 31, 2008;

•

Our Current Reports on Form 8-K filed with the SEC on January 3, 2008, January 28, 2008, February 27, 2008, April 7, 2008, May 15, 2008, July 8, 2008, August 7, 2008, August 7, 2008, August 21, 2008, August 28, 2008, November 18, 2008, November 19, 2008, December 1, 2008, December 18, 2008, and December 22, 2008; and

•

The description of the Class A common units contained in our Registration Statement on Form 8-A, filed with the SEC on November 14, 1991, as amended by Amendment No. 1 to Form 8-A on Form 8, filed with the SEC on December 9, 1991, Amendment No. 2 on Form 8-A/A, filed with the SEC on May 2, 1997, Amendment No. 3 on Form 8-A/A, filed with the SEC on August 8, 2001, and Amendment No. 4 on Form 8-A/A, filed with the SEC on May 7, 2003.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

Investor Relations

Enbridge Energy Partners, L.P.

1100 Louisiana, Suite 3300

Houston, Texas 77002

866-EEP-INFO or 866-337-4636 or

713-821-2000

eep@enbridge.com

ENBRIDGE ENERGY PARTNERS, L.P.

We are a publicly traded Delaware limited partnership that owns and operates crude oil and liquid petroleum transportation and storage assets and natural gas gathering, treating, processing, transmission and marketing assets in the United States. Our Class A common units are traded on the New York Stock Exchange under the symbol “EEP.” We were formed in 1991 by our general partner, Enbridge Energy Company, to own and operate the Lakehead system, which is the United States portion of a crude oil and liquid petroleum pipeline system extending from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada. A subsidiary of Enbridge Inc. owns the Canadian portion of the system. Enbridge Inc., which is based in Calgary, Alberta, provides energy transportation, distribution and related services in North America and internationally.

Enbridge Management is a Delaware limited liability company that was formed in May 2002 to manage our business and affairs. Under a delegation of control agreement, our general partner delegated substantially all of its power and authority to manage and control our business and affairs to Enbridge Management. Our general partner, through its direct ownership of the voting shares of Enbridge Management, elects all of the directors of Enbridge Management. Enbridge Management is the sole owner of all our i-units, a special class of limited partner interests.

Our Class A common units represent limited partner interests in us. We also have limited partner interests that are represented by Class B common units, i-units and Class C units. All of our Class B common units are owned by our general partner. The Class A common units and Class B common units are collectively referred to in this prospectus as “common units.”

Our executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002 and our telephone number is (713) 821-2000.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and other information that may be incorporated by reference in this prospectus or any prospectus supplement as provided under “Incorporation of Certain Information by Reference,” including our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Information Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operation could be adversely affected.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “position,” “projection,” “strategy,” “could,” “should” or “will” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future actions, conditions or events or future operating results or the ability to generate revenue, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability or the ability of our affiliates to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include:

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demand for, supply of, changes in forecast data for, and price trends related to crude oil, liquid petroleum, natural gas and natural gas liquids or “NGLs” in the markets served by our systems, all of which may be affected by economic activity, capital expenditures by energy producers, weather, alternative energy sources, international events, conservation and technological advances;

•	throughput levels and rates;

•	changes in, or challenges to, our tariff rates;

•	our ability to successfully identify and consummate strategic acquisitions, make cost saving changes in operations and integrate acquired assets or businesses into our existing operations;

•	service interruptions in our liquids or natural gas systems;

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disruptions, cutbacks or shutdowns on the supply and/or demand side of our businesses, including crude oil, natural gas and natural gas liquids producers; refineries, petrochemical plants, utilities, or other businesses for which we transport crude oil, natural gas or natural gas liquids;

•	changes in laws or regulations to which we are subject;

•	our inability to borrow or otherwise access funds needed for operations, expansions or capital expenditures as a result of existing debt agreements that contain restrictive financial covenants;

•

delays or cancellations of our planned capital projects due to our inability to access the credit and capital markets on attractive terms to obtain funding for such capital projects as a result of poor economic conditions;

•	loss of key personnel;

•	the effects of competition, in particular, by other pipeline systems;

•	hazards and operating risks that may not be covered fully by insurance;

•	the condition of the credit and capital markets in the United States;

•	the political and economic stability of the oil producing nations of the world; and

•	general economic conditions, including rates of inflation and interest rates.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” in our Annual Reports on Form 10-K, and any updates to those risk factors included in our Quarterly Reports on Form 10-Q.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

DESCRIPTION OF OUR DEBT SECURITIES

In this Description of Our Debt Securities, references to “us,” “we,” or “our” are to Enbridge Energy Partners, L.P. and not our subsidiaries or affiliates.

We may issue senior debt securities and subordinated debt securities under this prospectus. We will issue our senior debt securities under an indenture dated as of May 27, 2003, among us, as issuer, U.S. Bank National Association, as successor to SunTrust Bank, as trustee, and any subsidiary guarantors that may become parties to the indenture. We will issue our subordinated debt securities under an indenture dated as of September 27, 2007, among us, as issuer, U.S. Bank National Association, as trustee, and any subsidiary guarantors that may become parties to the indenture. References to the “indenture” or “indentures” in this description are to either or both the senior indenture and the subordinated indenture under which we issue a series of debt securities, as the case may be.

The debt securities will be governed by the provisions of the related indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. We, the trustee and any subsidiary guarantors may enter into supplements to the indentures from time to time.

This description is a summary of the material provisions of the debt securities, the subsidiary guarantees and the indentures. We urge you to read the copy of the senior indenture and the subordinated indenture filed as Exhibit 4.7 and Exhibit 4.16, respectively, to the registration statement of which this prospectus is a part because those indentures, and not this description, govern your rights as a holder of debt securities.

You can find the definitions of other capitalized terms used in this description under “—Certain Definitions” below.

General

The Debt Securities

Any series of debt securities that we issue:

•	will be our general obligations;

•	will be general obligations of the subsidiary guarantors if they are guaranteed by the subsidiary guarantors; and

•	may be subordinated to our Senior Indebtedness and, if guaranteed, to that of the subsidiary guarantors.

The indenture does not limit the total amount of debt securities that we may issue and does not limit the amount of other indebtedness we may incur or other securities we may issue. We may issue debt securities under an indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and either an indenture supplement or a resolution of the board of directors of Enbridge Management and accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the form and title of the debt securities of that series;

•	the total principal amount of the debt securities of that series;

•	the date or dates on which the debt securities of that series may be issued;

•	the portion of the principal amount that will be payable if the maturity of the debt securities of that series is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities of that series will be payable;

•	the interest rate which the debt securities of that series will bear and the interest payment dates for such debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities of that series;

•	whether the debt securities of that series are entitled to the benefits of any potential guarantees by any subsidiary guarantors;

•	whether the debt securities of that series may be issued in amounts other than $1,000 each or multiples thereof;

•	any changes to or additional events of default or covenants in relation to that series;

•	the subordination, if any, of the debt securities of that series and any changes to the subordination provisions of the indenture; and

•	any other terms of the debt securities of that series.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•

debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

Potential Guarantee of Debt Securities by Subsidiaries

Our payment obligations under any series of debt securities may become jointly and severally, fully and unconditionally, guaranteed by one or more of our Subsidiaries. At the date of this prospectus, we have seven series of debt securities outstanding under our senior indenture and one series of debt securities outstanding under our subordinated indenture. None of our outstanding senior or subordinated debt securities is guaranteed by any of our Subsidiaries. Our indentures do not, and have yet to be modified to, provide for any of our Subsidiaries to guarantee any subordinated debt securities under any circumstances. Pursuant to related supplemental indentures or officers’ certificates to our outstanding senior debt securities, we have, however, agreed that each of our Subsidiaries will jointly and severally, fully and unconditionally, guarantee each series of our outstanding senior debt securities if it becomes a guarantor or co-obligor on any of our Funded Debt.

If, at the time of issue, none of our Subsidiaries has become a guarantor or co-obligor of our Funded Debt, and no modification has been made to our indentures which resulted in any of our Subsidiaries becoming a subsidiary guarantor thereunder, then we do not contemplate that the debt securities will be guaranteed by any of our Subsidiaries. If so indicated in the applicable prospectus supplement, however, if afterwards our Subsidiaries become guarantors or co-obligors of our Funded Debt, then these Subsidiaries will jointly and severally, fully and unconditionally, guarantee our payment obligations under the then outstanding debt securities on a senior basis (or, in the case of any subordinated debt securities, on a subordinated basis as described below under “—Subordination”). We refer to any such Subsidiaries as “subsidiary guarantors” and sometimes to such guarantees as “subsidiary guarantees.” Each subsidiary guarantor will execute a supplement to the related indenture and a notation of guarantee as further evidence of its guarantee.

The obligations of each subsidiary guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the subsidiary guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the subsidiary guarantor; and

•	any collections from or payments made by or on behalf of any other subsidiary guarantors in respect of the obligations of the subsidiary guarantor under its guarantee.

Addition and Release of Subsidiary Guarantors

The guarantee of any subsidiary guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below under “—Defeasance and Discharge,” then any subsidiary guarantee will be released with respect to that series. Further, if no default has occurred and is continuing under the related indenture, a subsidiary guarantor will be unconditionally released and discharged from its guarantee:

•

automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the subsidiary guarantor;

•	automatically upon the merger of the subsidiary guarantor into us or any other subsidiary guarantor or the liquidation and dissolution of the subsidiary guarantor; or

•

following delivery of a written notice by us to the trustee, upon the release of all guarantees and co-obligor obligations by the subsidiary guarantor of any Funded Debt of ours, except for any series of debt securities.

If at any time following any release of a subsidiary guarantor from its guarantee of any series of debt securities pursuant to the third bullet point in the preceding paragraph, the subsidiary guarantor again guarantees or becomes a co-obligor of any of our Funded Debt (other than our obligations under the related indenture), and we are then obligated to cause each of our Subsidiaries to guarantee our debt securities if it becomes a guarantor or co-obligor of any of our Funded Debt, then we will cause the subsidiary guarantor to again guarantee the debt securities in accordance with the indenture.

If a series of debt securities is guaranteed by the subsidiary guarantors and is designated as subordinate to our Senior Indebtedness, then the guarantees by the subsidiary guarantors will be subordinated to the Senior Indebtedness of the subsidiary guarantors to substantially the same extent as the series is subordinated to our Senior Indebtedness. See “—Subordination.”

Covenants

The indentures contain the following two covenants for the benefit of the holders of all series of debt securities:

Merger, Amalgamation, Consolidation and Sale of Assets

We will not merge, amalgamate or consolidate with or into any other Person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any Person, whether in a single transaction or series of related transactions, except in accordance with the provisions of our partnership agreement, and unless:

•	we are the surviving Person in the case of a merger, or the surviving or transferee entity if other than us:

•	is a partnership, limited liability company or corporation organized under the laws of the United States, a state thereof or the District of Columbia; and

•	expressly assumes by supplemental indenture satisfactory to the trustee all of our obligations under the indenture and the debt securities;

•	immediately after giving effect to the transaction or series of transactions, no default or event of default has occurred or is continuing;

•

if we are not the surviving entity, then each subsidiary guarantor, unless it is the Person with which we have consummated a transaction under this provision, has confirmed that its guarantee of the debt securities will continue to apply to the obligations under the debt securities and the indenture; and

•

we have delivered to the trustee an officers’ certificate and opinion of counsel, each stating that the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the conditions set forth above and any other applicable provisions of the indenture.

Thereafter, if we are not the surviving Person, the surviving or transferee Person will be substituted for us under the indenture. If we sell or otherwise dispose of (except by lease) all or substantially all of our assets and the above stated requirements are satisfied, we will be released from all our liabilities and obligations under the indenture and the debt securities. If we lease all or substantially all of our assets, we will not be so released from our obligations under the indenture and the debt securities.

Reports

So long as any debt securities are outstanding, we will:

•

for as long as we are required to file information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), file with the trustee, within 15 days after we are required to file with the SEC, copies of the annual reports and of the information, documents and other reports which we are required to file with the SEC pursuant to the Exchange Act; and

•

if we are not required to file information with the SEC pursuant to the Exchange Act, file with the trustee, within 15 days after we would have been required to file with the SEC, financial statements (and with respect to annual reports, an auditors’ report by a firm of established national reputation) and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both comparable to what we would have been required to file with the SEC had we been subject to the reporting requirements of the Exchange Act.

Other Covenants

The indenture for the senior debt securities contains the two additional covenants described below under “—Provisions Applicable Solely to Senior Debt Securities.” The indenture for the subordinated debt securities contains the additional provisions for subordination described below under “—Provisions Applicable to Subordinated Debt Securities.”

A series of debt securities may contain additional financial and other covenants applicable to us and our Subsidiaries. The applicable prospectus supplement will contain a description of any such covenants that are added to the related indenture specifically for the benefit of holders of a particular series.

Events of Default, Remedies and Notice

Events of Default

Unless we inform you otherwise in the applicable prospectus supplement, each of the following events will be an “event of default” under the indenture with respect to a series of debt securities:

•

default in any payment of interest on any debt securities of that series when due that continues for 30 days, whether or not the payment is prohibited by any subordination provisions applicable to that series;

•

default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise, whether or not the payment is prohibited by any subordination provisions applicable to that series;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•

failure by us or, if that series of debt securities is guaranteed by a subsidiary guarantor, by such subsidiary guarantor, to comply for 60 days after notice with the other covenants or agreements contained in the indenture, any supplement to the indenture or any board resolution authorizing the issuance of that series;

•	certain events of bankruptcy, insolvency or reorganization of us or, if that series of debt securities is guaranteed by a subsidiary guarantor, of such subsidiary guarantor; or

•	if that series of debt securities is guaranteed by a subsidiary guarantor:

•	the guarantee by such subsidiary guarantor ceases to be in full force and effect, except as otherwise provided in the indenture;

•	the guarantee by such subsidiary guarantor is declared null and void in a judicial proceeding; or

•	such subsidiary guarantor denies or disaffirms its obligations under the indenture or its guarantee.

Exercise of Remedies

An event of default for a particular series of debt securities will not necessarily constitute an event of default for any other series of debt securities that may be outstanding under the indenture. If an event of default occurs with respect to a series of debt securities, other than an event of default described in the fifth bullet point above, and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If an event of default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the trustee or any holders.

A default under the fourth bullet point above will not constitute an event of default with respect to a series of debt securities until the trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and, if that series of debt securities is guaranteed by a subsidiary guarantor, such subsidiary guarantor, of the default and such default is not cured within 60 days after receipt of notice.

The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the trustee or the holders with respect to the debt securities of that series, but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•

all existing events of default with respect to that series have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

The trustee will be under no obligation, except as otherwise provided in the indenture, to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any costs, liability or expense that may be incurred in exercising such rights or powers. No holder of debt securities of any series may pursue any remedy with respect to the indenture or the debt securities of that series, unless:

•	such holder has previously given the trustee notice that an event of default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the trustee pursue the remedy;

•	such holders have offered the trustee reasonable indemnity or security against any cost, liability or expense to be incurred in pursuit of the remedy;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the trustee a direction that is inconsistent with such request within such 60-day period.

This provision does not, however, affect the right of a holder to sue for enforcement of any overdue payment respecting its own debt securities.

The holders of a majority in principal amount of the outstanding debt securities of each series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any right or power conferred on the trustee with respect to that series of debt securities. The trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	is inconsistent with any provision of the indenture;

•	the trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the trustee in personal liability.

Notice of Default

Within 30 days after the occurrence of any default or event of default, we are required to give written notice to the trustee and indicate the status of the default or event of default and what action we are taking or propose to take to cure it. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a compliance certificate indicating that we and any subsidiary guarantor have complied with all covenants contained in the indenture or whether any default or event of default has occurred during the previous year.

If a default occurs with respect to the senior debt securities of a particular series and is continuing and is known to the trustee, the trustee must mail to each holder of senior debt securities of that series a notice of the default within 90 days after the default occurs. If a default occurs with respect to the subordinated debt securities of a particular series and is continuing and is known to the trustee, the trustee must mail to each holder of subordinated debt securities of that series a notice of the default within 90 days after the default occurs, or if later, then within 30 days after the trustee obtains actual knowledge of the default. Except in the case of a default in the payment of principal, premium, if any, or interest with respect to the debt securities of any series, the trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the trustee in good faith determines that withholding such notice is in the interests of the holders of debt securities of that series.

Amendments and Waivers

We may amend the indenture without the consent of any holder of debt securities of any series to:

•	cure any ambiguity, defect or inconsistency;

•	make any change in respect of any other series of debt securities issued under the indenture that is not applicable to such series;

•	provide for the assumption by a successor of our obligations under the indenture;

•	provide for the addition of any Subsidiary of ours as a subsidiary guarantor, or to reflect the release of any subsidiary guarantor, in either case as provided in the indenture;

•	in the case of any subordinated debt securities, limit or terminate the benefits available to any holder of Senior Indebtedness under the subordination provisions of the indenture;

•	secure any debt securities or subsidiary guarantee;

•	add covenants for the protection of the holders or surrender any right or power conferred upon us or any subsidiary guarantor;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate trustee;

•	comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939; or

•	establish the form or terms of debt securities of any series to be issued under the indenture.

In addition, we may amend the indenture if the holders of a majority in principal amount of all affected debt securities of each series then outstanding under the indenture consent to it. We may not, however, without the consent of each holder of any affected debt securities amend the indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in currency other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, if any, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	in the case of any subordinated debt securities, make any change to the subordination provisions of the indenture that adversely affects the rights of any holder under such provisions;

•	release any security that has been granted in respect of the debt securities, other than in accordance with the indenture;

•	make any change in the amendment provisions which require each holder’s consent;

•	make any change in the waiver provisions; or

•	release a subsidiary guarantor other than in accordance with the indenture or modify such subsidiary guarantor’s guarantee in any manner adverse to the holders.

No amendment may be made to the indenture for the subordinated debt securities that adversely affects the rights of the holders of Senior Indebtedness under the subordination provisions of that indenture without their consent.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to all holders of debt securities of an affected series a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in principal amount of the outstanding debt securities of each affected series may waive our compliance with certain covenants on behalf of all holders of debt securities of such series, including, in the case of senior debt securities, those described under “—Provisions Applicable Solely to Senior Debt Securities—Limitations on Liens” and “—Provisions Applicable Solely to Senior Debt Securities—Restriction on Sale-Leasebacks.” The holders of a majority in principal amount of the outstanding debt securities of each affected series may, on behalf of all holders of debt securities of that series, waive any past default or event of default with respect to that series, except one in respect of:

•	the payment of principal of, premium, if any, or interest on any debt securities of that series; or

•	a provision of the indenture that cannot be amended without the consent of the holder of each outstanding debt security affected.

Defeasance and Discharge

At any time, we may terminate all our obligations under the indenture as they relate to a particular series of debt securities, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate some of our obligations under the indenture, including our obligations:

•	relating to the defeasance trust, including the rights of holders to receive payments from the trust;

•	to register the transfer or exchange of the debt securities of that series;

•	to replace mutilated, destroyed, lost or stolen debt securities of that series; or

•	to maintain a registrar and paying agent in respect of the debt securities of that series.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under or the operation of:

•	some of the covenants applicable to a series of debt securities, including any covenant that is added specifically for such series and is described in a prospectus supplement;

•	the bankruptcy provisions with respect to a subsidiary guarantor; and

•

the guarantee provision described under “—Events of Default, Remedies and Notice—Events of Default” above with respect to the series of debt securities, if applicable, and any event of default that is added specifically for such series and described in a prospectus supplement.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the defeased series of debt securities may not be accelerated because of an event of default with respect to that series. If we exercise our covenant defeasance option, payment of the defeased series of debt securities may not be accelerated because of an event of default specified in the fifth (with respect only to a subsidiary guarantor (if any)) or sixth bullet point under “—Events of Default” above or an event of default that is added specifically for such series and described in a prospectus supplement. If we exercise either our legal defeasance option or our covenant defeasance option, any subsidiary guarantee will terminate with respect to the defeased series of debt securities and any security that may have been granted with respect to that series will be released.

In order to exercise either defeasance option, we must:

•

irrevocably deposit in trust with the trustee money or U.S. government obligations for the payment of principal, premium, if any, and interest on that series of debt securities to redemption or stated maturity, as the case may be;

•	comply with several other conditions, including that no default with respect to that series has occurred and is continuing after the deposit in trust; and

•

deliver to the trustee an opinion of counsel to the effect that holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

In the event of any legal defeasance, holders of the debt securities of the defeased series would be entitled to look only to the trust fund for payment of principal of and any premium and interest on their debt securities through maturity.

Although the amount of money and U.S. government obligations on deposit with the trustee would be intended to be sufficient to pay amounts due on the debt securities of a defeased series at the time of their stated maturity, if we exercise our covenant defeasance option for the debt securities of any series and the debt securities are declared due and payable because of the occurrence of an event of default, such amount may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such event of default. We would remain liable for such payments, however.

In addition, we may discharge all our obligations under the indenture with respect to debt securities of a particular series, other than our obligation to register the transfer of and exchange such debt securities, provided that we either:

•	deliver all outstanding debt securities of such series to the trustee for cancellation; or

•

all such debt securities not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are called for redemption within one year, and in the case of this bullet point, we have deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such debt securities, including interest to the stated maturity or applicable redemption date.

No Personal Liability of General Partner or Enbridge Management

None of Enbridge Energy Company, Enbridge Management, or their respective directors, officers, employees, incorporators, members and stockholders, as such, will be liable for:

•	any of our obligations or the obligations of any subsidiary guarantor under the debt securities, the indenture or any subsidiary guarantee; or

•	any claim based on, in respect of, or by reason of, such obligations or their creation.

The preceding paragraph does not change any obligation of our general partner to restore any negative balance in its capital account (maintained by us pursuant to our partnership agreement) upon liquidation of its interest in us.

By accepting a debt security, each holder will be deemed to have waived and released all liability described in the first paragraph of this subsection. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Provisions Applicable Solely to Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our unsubordinated Debt and senior in right of payment of any of our subordinated Debt (including the subordinated debt securities).

The indenture for the senior debt securities contains the two covenants described in this subsection of the prospectus.

Limitations on Liens

We will not, nor will we permit any Subsidiary to, create, assume, incur or suffer to exist any Lien upon any Principal Property or upon any capital stock of any Restricted Subsidiary, whether owned or leased on the date of the indenture or thereafter acquired, to secure any Debt of ours or any other Person (other than the senior debt securities issued under the indenture), without in any such case making effective provision whereby all of the outstanding senior debt securities are secured equally and ratably with, or prior to, such Debt so long as such Debt is so secured. There is excluded from this restriction:

•

any Lien on any property or assets owned by us or any Restricted Subsidiary in existence on the date of the indenture, May 27, 2003, or created pursuant to an “after-acquired property” clause or similar term in existence on such date in any mortgage, pledge agreement, security agreement or other similar instrument applicable to us or any Restricted Subsidiary in existence on such date;

•

any Lien on any property or assets created at the time of acquisition of such property or assets by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

•

any Lien on any property or assets existing thereon at the time of the acquisition thereof by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary), provided that such Lien only encumbers the property or assets so acquired;

•

any Lien on any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise, provided that such Lien is not incurred in anticipation of such Person becoming a Restricted Subsidiary;

•

any Lien on any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

•	any Lien in favor of us or any Restricted Subsidiary;

•

any Lien created or assumed by us or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by us or any Subsidiary;

•	Permitted Liens;

•

any Lien securing Hedging Obligations of us or a Restricted Subsidiary up to an aggregate net amount at any time outstanding equal to the sum of $25.0 million plus 1% of Consolidated Net Tangible Assets;

•

any Lien on any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by the first nine bullet points, inclusive, above; or

•

any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements) of any Lien, in whole or in part, that is referred to in the first ten bullet points, inclusive, above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of (A) the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement (plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement) and (B) the maximum committed principal amount of Debt so secured at such time; provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property or assets (including improvements, alterations and repairs on such property or assets) subject to the Lien so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property or assets).

Notwithstanding the preceding, under the indenture, we may, and may permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any Principal Property or capital stock of a Restricted Subsidiary to secure our Debt or the Debt of any other Person (other than the senior debt securities) that is not excepted by bullet points one through eleven, inclusive, above without securing the senior debt securities, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all other Liens not excepted by bullet points one through eleven, inclusive, above (but subject to the inclusion specified in the proviso following the two bullet points below), together with all net sale proceeds from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by bullet points one through four, inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below), does not exceed at any one time the greater of:

•	the amount of Debt then outstanding under the First Mortgage Notes plus 2% of Consolidated Net Tangible Assets; and

•	10% of Consolidated Net Tangible Assets;

provided that, for purposes of both of the determinations above, the amount of any Debt then outstanding that is secured by one or more Liens under the mortgage securing the First Mortgage Notes shall be considered as Debt incurred pursuant to a Lien that is not excepted by bullet points one through eleven, inclusive, of the previous paragraph.

Restriction on Sale-Leasebacks

We will not, and will not permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

•

such Sale-Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later;

•	the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

•

we or such Restricted Subsidiary would be entitled under the limitations on liens covenant described above to incur Debt secured by a Lien on the Principal Property subject to the Sale-Leaseback Transaction in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities; or

•

we or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption or retirement of any unsubordinated Funded Debt of ours or any Funded Debt of a Subsidiary of ours, or (B) investment in another Principal Property.

Notwithstanding the preceding, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by bullet points one through four, inclusive, of the above paragraph, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding Debt (other than the senior debt securities) secured by Liens upon Principal Properties not excepted by bullet points one through eleven, inclusive, of the first paragraph of the limitations on liens covenant described above (but subject to the inclusion specified on the proviso following the two bullet points below), do not exceed at any one time the greater of:

•	the amount of Debt then outstanding under the First Mortgage Notes plus 2% of Consolidated Net Tangible Assets; and

•	10% of Consolidated Net Tangible Assets;

provided that, for purposes of both of the determinations above, the amount of any Debt then outstanding that is secured by one or more Liens under the mortgage securing the First Mortgage Notes shall be considered as Debt incurred pursuant to a Lien that is not excepted by bullet points one through eleven, inclusive, of the first paragraph of the limitation on liens covenant described above.

Certain Definitions

As used in this description:

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom

•

all current liabilities (excluding (A) any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and

•	the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth on the consolidated balance sheet of us and our consolidated subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles in the United States, as in effect from time to time.

“Debt” means any obligation created or assumed by any Person for the repayment of money borrowed, any purchase money obligation created or assumed by such Person and any guarantee of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute.

“First Mortgage Notes” means the 9.15% First Mortgage Notes due 2011 of Enbridge Energy, Limited Partnership, a Delaware limited partnership.

“Funded Debt” means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Hedging Obligations” means, with respect to any Person, the net obligations (not the notional amount) of such Person under interest rate and commodity price swap agreements, interest rate and commodity price cap agreements, interest rate and commodity price collar agreements and foreign currency and commodity price exchange agreements, options or futures contracts or other similar agreements or arrangements or hydrocarbon hedge contracts or hydrocarbon forward sale contracts, in each case designed to protect such Person against fluctuations in interest rates, foreign exchange rates or commodity prices.

“Lien” means, as to any Person, any mortgage, lien, pledge, security interest or other encumbrance in or on, or adverse interest or title of any vendor, lessor, lender or other secured party to or of the Person under conditional sale or other title retention agreement or capital lease with respect to, any property or asset of the Person.

“Permitted Liens” means

•	Liens upon rights-of-way for pipeline purposes;

•

any statutory or governmental Lien, mechanics’, materialmen’s, carriers’ or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction;

•

the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property or assets;

•

Liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by us or any Restricted Subsidiary in good faith;

•	Liens arising under, or to secure performance of, leases, other than capital leases;

•	any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

•	any Lien upon property or assets acquired or sold by us or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

•

any Lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

•

any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by us or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries;

•

any Lien in favor of the United States of America or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any Lien securing industrial development, pollution control or similar revenue bonds; or

•

any easements, exceptions or reservations in any property or assets of us or any Restricted Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of our or its business or our business and the business of our Subsidiaries, taken as a whole.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government, or any agency or political subdivision thereof.

“Principal Property” means

•

any pipeline or terminal property or asset owned or leased by us or any Subsidiary, including any related property or asset employed in the transportation (including vehicles that generate transportation revenues), distribution, terminalling, gathering, treating, processing, marketing or storage of crude oil or refined petroleum products, natural gas, natural gas liquids, fuel additives or petrochemicals, which property or assets are located in the United States or Canada and

•	any processing or manufacturing plant or terminal owned or leased by us or any Subsidiary that is located within the United States or Canada, except, in the case of either preceding bullet point,

•

any property or asset consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles (but excluding vehicles that generate transportation revenues as provided above), and

•

any such property or asset, plant or terminal which, in the opinion of the board of directors of Enbridge Management, is not material in relation to the activities of us and our Subsidiaries, taken as a whole.

“Restricted Subsidiary” means any of our Subsidiaries owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

“Sale-Leaseback Transaction” means the sale or transfer by us or any Restricted Subsidiary of any Principal Property to a Person (other than us or a Restricted Subsidiary) and the taking back by us or any Restricted Subsidiary, as the case may be, of a lease of such Principal Property.

“Securities Act” means the Securities Act of 1933, as amended, and any successor statute.

“Subsidiary” means, with respect to any Person,

•

any other Person of which more than 50% of the total voting power of capital interests (without regard to any contingency to vote in the election of directors, managers, trustees, or equivalent persons), at the time of such determination, is owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of such Person;

•

in the case of a partnership, any Person of which more than 50% of the partners’ capital interests (considering all partners’ capital interests as a single class), at the time of such determination, is owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of such Person; or

•

any other Person in which such Person or one or more of the Subsidiaries of such Person have the power to control, by contract or otherwise, the board of directors, managers, trustees or equivalent governing body of, or otherwise control, such other Person.

Provisions Applicable Solely to the Subordinated Debt Securities

Subordination

Debt securities of a series (and any subsidiary guarantees of that series) may be subordinated to “Senior Indebtedness,” which we define generally to include any Debt created or assumed by us (or, if the series is guaranteed, by the subsidiary guarantors), whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such Debt, it is provided that such Debt is not superior in right of payment to the debt securities (or, if the series is guaranteed, to the subsidiary guarantees), or to other Debt that is pari passu with or subordinated to the debt securities (or, if the series is guaranteed, to the subsidiary guarantees). Subordinated debt securities of any series (and, if the series is guaranteed, the subsidiary guarantees) will be subordinate in right of payment, to the extent and in the manner set forth in the indenture and the prospectus supplement relating to such series, to the prior payment of all of our Debt or other indebtedness and that of any subsidiary guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of Senior Indebtedness of ours or, if applicable, a subsidiary guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities, or any payment in respect of any subsidiary guarantee, in the case of any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the subsidiary guarantors’ assets, to creditors:

•	upon a liquidation or dissolution of us or, if applicable to any series of outstanding debt securities, the subsidiary guarantors; or

•	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or, if applicable to any series of outstanding debt securities, to the subsidiary guarantors.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities or any subsidiary guarantee.

If we do not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities or any subsidiary guarantee;

•	make any deposit for the purpose of defeasance of the subordinated debt securities; or

•

repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless, in any case,

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	we and the trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities, and no subsidiary guarantor may pay any subsidiary guarantee, for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the Person or Persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, payments may resume on the subordinated debt securities and any subsidiary guarantee after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities will be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

If we exercise either our legal defeasance option or our covenant defeasance option with respect to any series of subordinated debt securities, then the subordination provisions described above will not apply to any money or U.S. government obligations deposited in trust with the trustee.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be registered in the name of DTC’s nominee and deposited with or on behalf of DTC, and we will not issue physical certificates to any holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities.

Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the SEC.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, any subsidiary guarantor, the trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, any subsidiary guarantor, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit its participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to its participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants in DTC to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.”

Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the trustee, any subsidiary guarantor or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and in any case a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the trustee of our decision.

The Trustee

U.S. Bank National Association acts as trustee under the indenture for the senior debt securities and the indenture for the subordinated debt securities.

The indenture limits the right of the trustee, if it becomes our creditor, to obtain payment of claims in some cases, or to realize for its own account on property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in some other transactions. However, if it acquires any conflicting interest after a default has occurred under the indenture and is continuing, it must eliminate the conflict or resign as trustee.

If an event of default occurs and is not cured or waived, the trustee is required to exercise such of the rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities unless they have offered to the trustee reasonable security and indemnity against the costs and liabilities that it may incur.

The trustee may be a depositary for funds of, may make loans to and may perform other routine banking services for us and our affiliates in the normal course of business.

Governing Law

The indenture, any subsidiary guarantees and the debt securities will be governed by New York law.

DESCRIPTION OF OUR CLASS A COMMON UNITS

General

Generally, our Class A common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of our common units, Class C units, i-units and our general partner interest in and to cash distributions, see “Cash Distribution Policy” in this prospectus.

Class A common units may be held in “street name” or by any other nominee holder. We are entitled to treat the nominee holder of a Class A common unit as the absolute owner thereof, and the beneficial owner’s rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

Our Class A common units are listed on the New York Stock Exchange under the symbol “EEP.”

Number of Class A Common Units

As of January 8, 2009, we had 76,088,834 Class A common units outstanding. Our partnership agreement does not limit the number of common units we may issue.

Transfer Agent and Registrar

Duties

BNY Mellon Shareowner Services is the registrar and transfer agent for the Class A common units and receives fees from us for serving in such capacities. All fees charged by the transfer agent for transfers of Class A common units will be borne by us and not by our unitholders, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes or other governmental charges, special charges for services requested by a Class A common unitholder and other similar fees or charges will be borne by the affected Class A common unitholder. Class A common unitholders will not be charged for disbursements of our cash distributions. We have agreed to indemnify the transfer agent against certain liabilities.

Resignation or Removal

The transfer agent may at any time resign, by notice to us, or be removed by us, such resignation or removal to become effective upon the appointment by our general partner of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, our general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Class A Common Units

Until a Class A common unit has been transferred on our books, we and the transfer agent may treat the record holder thereof as the absolute owner for all purposes, notwithstanding any notice to the contrary or any notation or other writing on the certificate representing such Class A common unit, except as otherwise required by law. Any transfer of a Class A common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application.

By executing and delivering a transfer application, the transferee of Class A common units:

•	becomes the record holder of such Class A common units and is an assignee until admitted as a substituted limited partner;

•	automatically requests admission as a substituted limited partner;

•	agrees to be bound by the terms and conditions of and executes our partnership agreement;

•	represents that such transferee has capacity and authority to enter into our partnership agreement;

•	grants powers of attorney to our general partner and any liquidator of us as specified in the transfer application; and

•	makes the consents and waivers contained in our partnership agreement.

An assignee has the right to receive distributions in respect of Class A common units, but is not a limited partner. An assignee will become a limited partner in respect of the transferred Class A common units upon the consent of our general partner and the recordation of the name of the assignee on our books and records. Such consent may be withheld in the sole discretion of our general partner. Class A common units are securities and are transferable according to the laws governing transfer of securities.

In addition to other rights acquired upon transfer, the transferor gives the transferee who executes and delivers a transfer application the right to request admission as a substituted limited partner in respect of the transferred Class A common units. A purchaser or transferee of Class A common units who does not execute and deliver a transfer application obtains only (1) the right to assign the Class A common units to a purchaser or other transferee and (2) the right to transfer the right to seek admission as a substituted limited partner with respect to the transferred Class A common units. Thus, a purchaser or transferee of Class A common units who does not execute and deliver a transfer application will not receive cash distributions unless the Class A common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such Class A common units, and may not receive certain federal income tax information or reports furnished to unitholders of record. The transferor of Class A common units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Class A common units, but a transferee agrees, by acceptance of the certificate representing Class A common units, that the transferor will not have a duty to see to the execution of the transfer application by the transferee and will have no liability or responsibility if such transferee neglects or chooses not to execute and forward the transfer application.

Other Classes of Limited Partner Interests

In addition to our Class A common units, as of January 8, 2009, we had 3,912,750 Class B common units outstanding, approximately 19,688,969 Class C units outstanding and approximately 14,763,055 i-units outstanding. Our outstanding Class B common units are held entirely by our general partner and have rights similar to our Class A common units, but are not currently listed for trading on the NYSE. Our outstanding Class C units have voting and other non- economic rights that are substantially similar to our common units, but currently receive quarterly distributions in-kind rather than in cash. On August 15, 2009, all of our outstanding Class C units will convert into Class A common units on a one-for-one basis, subject to the satisfaction of certain conditions described below under “Cash Distribution Policy—Cash and In-Kind Distributions—Distributions on Our Class C Units.” Our outstanding i-units are a separate class of our limited partner interests, all of which are owned by Enbridge Management and are not publicly traded.

Summary of Partnership Agreement

Below is a brief summary of important provisions of our partnership agreement, the discussion of which is qualified in its entirety by reference to our Fourth Amended and Restated Agreement of Limited Partnership, as amended, which is incorporated herein by reference. This summary includes a description of the power and authority of our general partner as set forth in our partnership agreement. Under a delegation of control agreement, our general partner has delegated substantially all of its power and authority to manage our business and affairs to Enbridge Management. This summary does not distinguish between the power and authority that has been delegated to Enbridge Management and that which has been retained by our general partner. In this summary, we refer to our common units, i-units and Class C units collectively as “units.”

Issuance of Additional Securities. Our partnership agreement authorizes us to issue an unlimited number of additional units and other equity and debt securities, which we refer to collectively as “partnership securities,” as well as rights and options to buy partnership securities, in each case for such consideration and on such terms and conditions established by our general partner in its sole discretion, without the approval of the unitholders. Any such additional partnership securities may be senior to the existing partnership securities. In accordance with Delaware law and the provisions of our partnership agreement, any such additional partnership securities may, in the sole discretion of our general partner, have special voting rights to which the existing units are not entitled.

We may fund acquisitions through the issuance of additional partnership interests, including units or other equity securities. Holders of any additional partnership interests we issue may be entitled to share with the then-existing holders of units in our distributions of available cash. In addition, any issuance of additional partnership securities may dilute the interests of the then-existing holders of units.

With certain exceptions, upon issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Except for our general partner’s right to maintain its 2.0% general partner interest, no unitholder will have any preemptive right related to additional capital contributions or the issuance or sale of partnership securities by us.

Amendments to Our Partnership Agreement. Amendments to our partnership agreement may be proposed only by our general partner. Any amendment that would require the approval of our limited partners must be approved by the holders of at least 66 2/3% of our outstanding units, and any amendment that would have a material adverse effect on the holders of any class of units will require the approval of at least 66 2/3% of the holders of such class of units. Subject to these requirements, our general partner may make amendments to the partnership agreement without unitholder approval to reflect:

•	a change in our name, the location of our principal place of business or our registered agent or office;

•	the admission, substitution, withdrawal or removal of partners;

•

a change to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability or to ensure that neither we nor our operating partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change that, in the sole discretion of our general partner, does not adversely affect our limited partners in any material respect;

•

a change to (A) satisfy any requirements, conditions or guidelines contained in any opinion, interpretive release, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (B) facilitate the trading of common units or comply with any rule, regulation, interpretive release, guideline or requirement of any national securities exchange on which the common units are or will be listed for trading, or (C) that is required to effect the intent of, or that is otherwise contemplated by, our partnership agreement;

•

an amendment that is necessary to prevent us, or our general partner or its directors, officers, trustees or agents from being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended;

•	an amendment that our general partner determines in its sole discretion is necessary or appropriate in connection with the authorization or issuance of any class or series of units;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with our partnership agreement; and

•	any other amendment substantially similar to the foregoing.

Withdrawal or Removal of Our General Partner. Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice to the limited partners as long as the withdrawal will not constitute a violation of our partnership agreement. Further, in case of a voluntary withdrawal that does not violate our partnership agreement, our general partner will have the option to receive cash from the successor general partner in exchange for its general partner interest or to convert its general partner interest into Class A common units.

Prior to the effective date of the voluntary withdrawal of our general partner, the holders of a majority of our outstanding units, excluding the common units held by our general partner and its affiliates and the number of i-units that equal the number of listed shares and voting shares of Enbridge Management held by our general partner and its affiliates, may elect a successor to our general partner. If a successor is not elected prior to the withdrawal of our general partner, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after the effective date of withdrawal, the holders of a majority of our outstanding units agree to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by the vote of (A) the holders of at least 66 2/3% of the outstanding common units and Class C units, excluding units owned by our general partner and its affiliates, voting together as a separate class, and (B) the holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class, and we receive an opinion of counsel regarding certain limited liability and tax matters. In addition, if the limited partners act to remove our general partner by such a vote, the action must provide for the election and succession of a new general partner. In addition, if our general partner is removed under circumstances where cause does not exist, our general partner will have the option to receive cash from the successor general partner in exchange for its general partner interest or to convert its general partner interest into Class A common units. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner.

Transfer or Convert Partner Interest. Our partnership agreement allows our general partner to transfer its general partner interest without the approval of unitholders to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. Our partnership agreement permits other transfers of the general partner interest only if the transfer is approved by the vote of (A) holders of at least 66 2/3% of the outstanding units, excluding common units owned by our general partner and its affiliates and the number of i-units that equal the number of listed shares and voting shares of Enbridge Management held by our general partner and its affiliates, voting as a separate class and (B) holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class. The transferee of the general partner interest must generally assume the rights and duties of our general partner and we must receive an opinion of counsel regarding certain limited liability and tax matters. Our general partner may also transfer, in whole or in part, any common units or Class C units it owns without the approval of unitholders.

Limited Call Right. If at any time less than 15% of the aggregate number of outstanding listed shares of Enbridge Management plus the aggregate number of our outstanding common units are held by persons other than our general partner, Enbridge Inc. and their respective affiliates, our general partner will have the right, in its sole discretion, to acquire all, but not less than all, of the common units and Class C units then outstanding at a price no less than the average current market price (as of the date five days prior to the date a notice of election to purchase is delivered to the transfer agent), but only if Enbridge Inc. elects to purchase all, but not less than all, of the outstanding listed shares of Enbridge Management that are not held by the Enbridge Inc. and its affiliates. As a consequence, a holder of common units may be required to sell its common units at an undesirable time or price. Our general partner may assign this purchase right to any of its affiliates or us.

Indemnification. Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their respective officers, directors, employees, partners, agents and trustees to the fullest extent permitted by law, from and against all losses, claims, damages, fines or settlements and related expenses any of them may suffer by reason of their status as general partner or any of its affiliates or an officer, director, employee, partner, agent or trustee of our general partner or any of its affiliates, so long as the person seeking indemnity acted in good faith and in a manner that such person believed to be in, or not opposed to, our best interest. Any indemnification under these provisions will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by such persons acting on our behalf, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Limited Liability. Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve certain amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.

Our subsidiaries currently conduct business in a number of states. To maintain our limited liability as the holder of limited partner interests and limited liability company membership interests in our subsidiaries, we may be required to comply with legal requirements in the jurisdictions in which our subsidiaries conduct business, including qualifying our subsidiaries to do business in such jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interests or membership interests in our subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that our right or the exercise of our right to remove or replace our subsidiaries’ general partner or managing member, to approve amendments to our subsidiaries’ partnership agreements or limited liability company agreements, or to take other action under our subsidiaries’ partnership agreements constituted “participation in the control” of our subsidiaries’ business for purposes of the statutes of any relevant jurisdiction, then we could be held personally liable for our subsidiaries’ obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner as our general partner considers reasonable and necessary or appropriate to preserve our limited liability.

Meetings. Unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the units will not be voted, except that, in the case of units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of not less than the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of 66 2/3% of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a majority of the units, in which case the quorum shall be a majority of such units.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption. If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by any of these limited partners or assignees at the units’ current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or if our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Voting Rights. The following is a summary of the approval requirements for certain important matters offered to us and our unitholders:

Matter	Approval Requirement
Issuance of additional partnership securities	No approval requirement. Please read “—Issuance of Additional Securities.”

Amendment of our partnership agreement	Any amendment that would have a material adverse effect on the holders of any class of units requires the approval of at least 66 2/3% of the holders of such class of units. Certain other amendments may be made by our general partner without the approval of holders of our units. Please read “—Amendments to Our Partnership Agreement.”

Merger or consolidation of our partnership	Approval of the holders of 66 2/3% of outstanding units, voting together as a single class, unless a greater percentage or a separate class vote is required by our partnership agreement or Delaware law.

Sale of all or substantially all of our assets	Approval of the holders of a majority of outstanding units, voting together as a single class.

Dissolution of our partnership	Approval of the holders of 66 2/3% of outstanding units, voting together as a single class.

Transfer by our general partner of its general partner interest and admission of a successor general partner	Approval of:

• the holders of at least 66 2/3% of the outstanding common units and Class C units, excluding common units owned by our general partner and its affiliates, voting together as a separate class; and

•    the holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class

Removal of our general partner and approval of successor general partner	Approval of:

• the holders of at least 66 2/3% of the outstanding common units and Class C units, excluding units owned by our general partner and its affiliates, voting together as a separate class; and

•    the holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General

Our partnership agreement requires us to distribute all of our “available cash” within 45 days after the end of each quarter to unitholders of record on the applicable record date. Certain of our unitholders receive distributions in-kind in lieu of cash distributions. The cash equivalent of such in kind distributions are retained for use in our operations. Please see “Cash and In-Kind Distributions.”

Definition of Available Cash

Available cash is defined in our partnership agreement, and it generally means, for any calendar quarter, the sum of all cash we receive from all sources for such calendar quarter, plus net reductions to cash reserves established in prior calendar quarters, less the sum of:

•	all of our cash disbursements during such calendar quarter; and

•	the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for possible rate refunds or future capital expenditures);

•	provide funds for distributions with respect to any of the next four calendar quarters; and

•	comply with applicable law, any of our debt instruments or other agreements.

Each quarter our general partner may, in its reasonable discretion, determine the amounts to be placed in or released from reserves, subject to restrictions on the purposes of the reserves and to the approval of Enbridge Energy Company.

Limitations on Our Ability to Distribute Available Cash

We have entered into a second amended and restated credit agreement, dated April 4, 2007, among us, as borrower, Bank of America, N.A., as administrative agent, and the lenders party thereto, which we refer to as our Credit Facility. Our Credit Facility contains covenants requiring us to maintain certain financial ratios. We are prohibited from making any distributions to unitholders if a designated default, or an event of default, is existing, under our Credit Facility, unless the distribution was declared when no such default or event of default existed and is made when we have no knowledge that the maturity of the Credit Facility has been accelerated by its terms. In addition, under the terms of the indenture governing our 8.05% fixed/floating rate, unsecured, long-term junior subordinated notes due 2067, we are generally prohibited from making any distributions to unitholders during a period in which we have elected to defer interest payments on such junior notes.

Cash and In-Kind Distributions

Distributions on Our General Partner Interest and Our Common Units. Quarterly distributions of available cash paid in respect of our general partner interest and our common units will be paid in cash.

Distributions on Our I-Units. In lieu of receiving quarterly cash distributions, the number of i-units held by Enbridge Management will increase automatically each quarter under the provisions of our partnership agreement in an amount equal to:

•	the cash distribution per unit we pay on our common units for such quarter;

divided by

•

the average of the per unit closing prices for Enbridge Management’s listed shares on the New York Stock Exchange for the 10-trading day period ending on the trading day immediately preceding the ex-dividend date for such shares;

multiplied by

•	the number of i-units held by Enbridge Management on the record date for such quarter.

Distributions on Our Class C Units. For each quarter ending prior to August 15, 2009, in lieu of receiving quarterly cash distributions, the number of Class C units held by each holder of Class C units will increase automatically under the provisions of our partnership agreement in an amount equal to:

•	the quarterly cash distributions we pay to the holders of our common units for such quarter;

divided by

•

the average of the per unit closing prices for our Class A common units on the New York Stock Exchange for the 10-trading day period ending on the trading day immediately preceding the ex-dividend date for our Class A common units;

multiplied by

•	the number of Class C units held by such holder on the record date for such quarter.

On August 15, 2009, our Class C units will automatically convert into Class A common units on a one-for-one basis, unless, at such time, our general partner cannot determine that the as-converted Class C units should have, in all material respects, economic and federal income tax characteristics similar to those characteristics of a Class A common unit issued in our initial public offering. If our general partner cannot make such determination, our partnership agreement provides that our general partner may take whatever steps are necessary to provide such similarity, including making certain special allocations of income to Class C unit capital accounts, and that such conversion will occur automatically on the date that such determination can be made.

As long as any Class C units remain outstanding and have not converted into Class A common units, for each quarter ending after August 15, 2009, the holders of our Class C units will receive quarterly cash distributions equal to 115% of those paid to the holders of our common units. During such period, our Class C units will not be entitled to receive any quarterly cash distribution until the holders of our common units have received a minimum quarterly cash distribution of $0.59 per common unit.

Cash from Operations and Cash from Interim Capital Transactions

General

All cash distributed to our unitholders will be characterized as either distributions of “cash from operations” or distributions of “cash from interim capital transactions.” As described below under “—General Procedures for Quarterly Distributions—Distributions of Available Cash from Operations” and “—Distributions of Available Cash from Interim Capital Transactions,” our partnership agreement requires that we distribute cash from operations differently than cash from interim capital transactions.

Definition of Cash from Operations

Cash from operations, which is determined on a cumulative basis, generally means:

•	the $54 million cash balance that we had on the closing date of our initial public offering in 1991; plus

•	all cash receipts from operations; less

•	all cash operating expenditures, including maintenance capital expenditures; less

•	all cash debt service payments, except for certain payments of premium and principal in connection with sales or other dispositions of assets or refinancing or refunding of indebtedness; less

•

the amount of cash reserves that Enbridge Management deems necessary or appropriate to provide funds for the expenditures and payments described above and distributions to partners over the next four calendar quarters.

Cash from Interim Capital Transactions

Generally, cash from interim capital transactions is generated by:

•	borrowings and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business);

•	sales of units or other equity interests for cash; and

•	sales or other dispositions of any assets for cash (other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business).

Characterization of Cash Distributions

We will treat all available cash distributed as distributions of cash from operations until the sum of all available cash distributed equals the cumulative amount of cash from operations actually generated from December 27, 1991 (the date we commenced operations) through the end of the calendar quarter prior to that distribution. Any distribution of available cash which, when added to the sum of all prior distributions, is in excess of the cumulative amount of cash from operations, will be considered a distribution of cash from interim capital transactions. For purposes of calculating the sum of all distributions of available cash, the amount of cash that we retain in respect of the Class C units, the i-units and the general partner interest will be treated as distributions of available cash. We will retain that cash and use the cash in our business.

General Procedures for Quarterly Distributions

The following illustrates the implementation of the provisions described above. For each quarter, Enbridge Management will use the following procedures to determine the amount of cash that we will distribute to the holders of common units and the general partner in respect of its general partner interest, as well as the number of additional i-units and, if applicable, Class C units, that the respective holders of such units will own in lieu of receiving cash distributions:

•	first, Enbridge Management will determine the amount of available cash for the quarter;

•	second, Enbridge Management will determine whether the available cash to be distributed will be characterized as cash from operations or cash from interim capital transactions;

•

third, Enbridge Management will calculate the amount of this available cash that will be distributed to our partners and the amount that will be retained by us for use in our business. If the available cash is characterized as cash from operations, Enbridge Management will cause us to distribute and retain the available cash as described below under “Distributions of Available Cash from Operations.” If the available cash is characterized as cash from interim capital transactions, Enbridge Management will cause us to distribute and retain the available cash as described below under “Distributions of Available Cash from Interim Capital Transactions.” As a result of this process, Enbridge Management will determine the amounts of cash to be distributed to the general partner, owners of common units and, if applicable, owners of our Class C units, and the amount of cash to be retained by us for use in our business. Enbridge Management will also determine the total cash equivalent amount that will be used to calculate the number of additional Class C units to be owned by the owners of our Class C units, if applicable, the additional i-units it will own following the distribution of cash to the general partner and owners of common units (as described in “fifth” below) and the number of additional shares Enbridge Management will distribute to its shareholders;

•

fourth, Enbridge Management will divide the total cash equivalent amount as discussed in “third” above by (1) the average closing price per listed share, as determined for the 10-day trading period ending on the trading day immediately prior to the ex-dividend date for its listed shares, to determine the number of additional i-units it will own following the distribution of cash to the general partner, owners of common units and, if applicable, owners of our Class C units described in “fifth” below, and (2) the average closing price per common unit of the Class A common units, as determined for the 10-day trading period ending on the trading day immediately prior to the ex-dividend date for the Class A common units, to determine the number of additional Class C units that will be owned by the owners of the Class C units, if applicable, following the distribution of cash to the general partner and owners of common units described in “fifth” below; and

•

fifth, Enbridge Management will cause us to make the cash distributions to the general partner, owners of common units and, if applicable, Class C units, and the number of Class C units that the owners of our Class C units own, if applicable, will increase as described above, and the number of i-units Enbridge Management owns will increase under the provisions of the partnership agreement with the result that the number of i-units owned by Enbridge Management will equal the number of its listed shares and voting shares that are outstanding following the distribution of additional shares by Enbridge Management to its shareholders.

The discussion below indicates the percentages of distributions of available cash required to be made to our limited partners and general partner.

Distributions of Available Cash from Operations

For each quarter ending prior to August 15, 2009 and subject to certain adjustments for any arrearages as described in our partnership agreement, we will distribute or retain cash from operations for each quarter as follows:

•

first, 98% in respect of the common units, Class C units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.59 per unit for that quarter;

•

second, 85% of any cash from operations then remaining in respect of the common units, Class C units and i-units, pro rata, and 15% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.70 per unit for that quarter;

•

third, 75% of any cash from operations then remaining in respect of the common units, Class C units and i-units, pro rata, and 25% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.99 per unit for that quarter; and

•	fourth, 50% of any cash from operations then remaining in respect of the common units, Class C units and i-units, pro rata, and 50% in respect of the general partner interest.

Assuming that all of our outstanding Class C units convert into Class A common units on August 15, 2009, for each quarter ending after August 15, 2009 and subject to certain adjustments for any arrearages as described in our partnership agreement, we will distribute or retain cash from operations for each quarter as follows:

•

first, 98% in respect of the common units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.59 per unit for that quarter;

•

second, 85% of any cash from operations then remaining in respect of the common units and i-units, pro rata, and 15% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.70 per unit for that quarter;

•

third, 75% of any cash from operations then remaining in respect of the common units and i-units, pro rata, and 25% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.99 per unit for that quarter; and

•	fourth, 50% of any cash from operations then remaining in respect of the common units and i-units, pro rata, and 50% in respect of the general partner interest.

In the event that all of our Class C units do not convert into Class A common units on August 15, 2009, the holders of our Class C units will receive quarterly cash distributions equal to 115% of those paid to the holders of our common units until the time of such conversion. During such period, our Class C units will not be entitled to receive any quarterly cash distribution until the holders of our common units have received a minimum quarterly cash distribution of $0.59 per common unit.

We will distribute cash from operations in respect of common units and, if applicable, after August 15, 2009, in respect of Class C units, and will retain cash from operations in respect of i-units and, prior to August 15, 2009, in respect of Class C units. We will distribute cash from operations in respect of the general partner interest, except that we will retain out of such amounts an amount equal to 2% of the amount obtained by dividing (A) the cash from operations retained in respect of the Class C units and i-units described above by (B) 98%.

Distributions of Available Cash from Interim Capital Transactions

We will distribute or retain cash from interim capital transactions as follows:

•

first, 98% in respect of common units, Class C units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed in respect of each Class A common unit issued in our initial public offering cash from interim capital transactions in an amount equal to $21.50; and

•

thereafter, cash from interim capital transactions will be distributed as if it were cash from operations, and because the minimum quarterly and target distributions will have been reduced to zero, as described below under “—Adjustment of the Minimum Quarterly and Target Distributions,” the general partner’s share of distributions of available cash will increase, in general, to 50% of all distributions of available cash.

Notwithstanding the foregoing, if the minimum quarterly and target distributions have been reduced to zero as a result of distributions of cash from interim capital transactions and the Class A common unitholders have ever failed to receive the minimum quarterly distribution, distributions and retentions of cash from interim capital transactions will first be made 98% in respect of Class A common units, Class C units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed in respect of each Class A common unit issued in our initial public offering, cash from operations since our inception together with current distributions of cash from interim capital transactions in an aggregate amount equal to the minimum quarterly distribution for all periods since our inception. To date, the holders of the common units have always received at least the minimum quarterly distribution. Distributions of cash from interim capital transactions will not reduce target distributions in the quarter in which they are distributed.

We will distribute cash from interim capital transactions in respect of common units and, after August 15, 2009, if applicable, in respect of Class C units and will retain cash from interim capital transactions in respect of i-units and, prior to August 15, 2009 or thereafter, if applicable, in respect of Class C units. We will distribute cash from interim capital transactions in respect of the general partner interest, except that we will retain out of such amounts an amount equal to 2% of the amount obtained by dividing (A) the cash from interim capital transactions retained in respect of the i-units and Class C units described above by (B) 98%.

Adjustment of the Minimum Quarterly and Target Distributions

The minimum quarterly and target distributions will be adjusted proportionately if any distribution, combination or subdivision of units occurs, whether effected by a distribution payable in units or otherwise, but not by reason of the additional Class C units that owners of our Class C units will own or the additional i-units that Enbridge Management will own after each quarterly distribution as described above. In addition, if a distribution is made of cash from interim capital transactions, the minimum quarterly and target distributions will be adjusted downward by multiplying each amount, as the same may have been previously adjusted, by a fraction, the numerator of which is the unrecovered initial unit price immediately after giving effect to such distribution and the denominator of which is the unrecovered initial unit price immediately prior to such distribution. The unrecovered initial unit price is the amount by which $21.50 exceeds the aggregate per unit distributions of cash from interim capital transactions. If and when the unrecovered initial unit price is zero, the minimum quarterly and target distributions each will have been reduced to zero.

For example, if a two-for-one split of the common units, the Class C units and i-units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its then-existing level. We will not make any of these adjustments by reason of Enbridge Management’s ownership of additional i-units or the ownership by the holders of our Class C units of additional Class C units after each distribution on the common units of available cash from operations or interim capital transactions or the issuance of additional units for cash or property.

The minimum quarterly and target distributions may also be adjusted if legislation is enacted that causes us to become taxable as a corporation or otherwise subjects us to taxation as an entity for U.S. federal income tax purposes. In such event, the minimum quarterly and target distributions for each quarter thereafter would be reduced to an amount equal to the product of each of the minimum quarterly and target distributions multiplied by one minus the sum of the effective U.S. federal income tax rate to which we are subject as an entity (expressed as a fraction) plus the effective overall state and local income tax rate to which we are subject as an entity (expressed as a fraction) for the taxable year in which such quarter occurs. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly and target distributions would be reduced to 62% of their previous levels.

Distributions in Liquidation

We may not take any action to cause a liquidation unless, prior to such liquidation, Enbridge Inc. has agreed to purchase all of Enbridge Management’s shares or the holders of its shares have voted to approve such liquidation.

Upon our dissolution, unless we are reconstituted and continued, the authorized liquidator will liquidate our assets and apply the proceeds of the liquidation generally as follows:

•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

•

second, to all partners in accordance with the positive balances in their respective capital accounts as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Under some circumstances and subject to various limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time if the liquidator determines that an immediate sale would be impractical or would cause undue loss to the partners.

Manner of Capital Account Adjustment for Gain or Loss Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. If we are liquidated, it is intended that, to the extent available, Enbridge Management and the holders of Class C units will be allocated income and gain, or deduction and loss, in an amount necessary for the capital account attributable to each i-unit and Class C unit to be equal to that of a common unit. The manner of the adjustment to capital accounts for gain and loss upon liquidation is set forth in our partnership agreement and summarized below.

Generally, we will allocate any income or gain to the partners in the following manner:

•

first, to our general partner in respect of its general partner interest and the owners of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, to owners of the i-units until the capital account of each i-unit equals the capital account of a common unit;

•	third, to the owners of Class C units until the capital account of each Class C unit equals the capital account of a common unit; and

•

thereafter, among the owners of common units, Class C units and i-units, as limited partners on a per unit basis, and our general partner, in a manner that is intended, if possible, to provide the limited partners and general partner with balances in their respective capital accounts that approximates what they would receive in a hypothetical liquidation if the remaining gain were allocated to (A) cure any arrearages as described in our partnership agreement and (B) increase the capital accounts of each of the owners of the common units, Class C units and i-units by the amount of the difference between their actual, historical quarterly cash distributions and the various target distribution levels described above with respect to cash distributions.

As a result, after each distribution of cash to other unitholders, including regular quarterly distributions, Enbridge Management’s ownership of additional i-units generally will represent the right to be allocated an increased share of that income or gain upon liquidation.

Any deduction or loss generally will be allocated:

•

first, to the owners of the common units or to the owners of the i-units, as applicable, until the per unit balance in a common unit capital account equals the per unit balance in an i-unit capital account;

•

second, to the owners of the common units and i-units or to the owners of the Class C units, as applicable, until the per unit balance in a common unit capital account equals the per unit balance in a Class C unit capital account;

•	third, in proportion to the positive balances in the partners’ capital accounts until all the balances are reduced to zero; and

•	thereafter, to the general partner.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Fulbright & Jaworski L.L.P. and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Enbridge Energy Partners, L.P. incorporated in this prospectus by reference to the Annual Report on Form 10-K of Enbridge Energy Partners, L.P. for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated statement of financial position of Enbridge Energy Company, Inc. at December 31, 2007 incorporated in this prospectus by reference to the Current Report on Form 8-K of Enbridge Energy Partners, L.P. dated May 15, 2008 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.